UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

EVOLVING GOLD CORPORATION

Management Discussion and Analysis
for the Third Quarter ended December 31, 2004

The following information, prepared as of February 7, 2005, should be read in conjunction with the unaudited interim financial statements of Evolving Gold Corp. for the nine months ended December 31, 2004, as well as the audited financial statements for the period ended March 31, 2004 and the related management's discussion and analysis (the "Annual MD&A"). The Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company

Evolving Gold Corp. ("Evolving" or the "Company") is a mineral exploration company engaged in the acquisition and exploration of natural resource properties.

The Company received a final receipt for its initial prospectus offering and became a reporting issuer in the Provinces of Alberta, British Columbia and Ontario on May 14, 2004.

On June 9, 2004, the Company received the approval of the Canadian Trading and Quotation System Inc. (the "CNQ") for the listing of its common shares on the CNQ, under stock symbol "GOLD". The Company officially began trading on the CNQ on June 14, 2004.

The Company currently has an option to acquire a 70% interest in a mineral property located in the Gordon Lake area of the Northwest Territories, known as the Murray Property. The Murray Property consists of one mineral claim totalling 2,965 acres (1,200 ha) and is located 78 kilometres northeast of Yellowknife, NT.

The claim was originally staked in January, 2003 by Aurora Geosciences Ltd. on behalf of Mr. Jody Dahrouge. The Murray Property was purchased by International Zimtu Technologies Inc. ("Zimtu") from Mr. Dahrouge in June, 2003 for the costs of staking ($13,200). On July 22, 2003, the Company was granted the option to earn a 70% interest in the property from Zimtu. To earn the interest, Evolving must spend $250,000 on exploration prior to July 22, 2006, pay $17,000 (paid) and issue 200,000 special warrants of Evolving to Zimtu (issued). Both Mr. Dahrouge and Zimtu hold a 1% net smelter royalty ("NSR") on mineral production and a 1% gross overriding royalty ("GORR") on diamond production from the property. One half of each royalty can be repurchased for a cash consideration of $500,000.

Suite1200- 1188 West Georgia Street, Vancouver, B.C., Canada, V6E4A2
Tel. 604 685-6375 Fax. 604 669-2960 Email. info@evolvinggold.com Web. www.evolvinggold.com
CNQ: GOLD

1

The Company plans to conduct an exploration program on the Murray Property in an effort to further define the Property's mineralization potential. A technical report was prepared on the Property by Gary Vivian, P. Eng., an independent consulting geologist, in compliance with National Instrument 43-101. In the "Summary Report on the Murray Property" dated September 3, 2003, Mr. Vivian recommended that a detailed compilation of the existing property information, together with a review of aerial photographs to identify folds, breaks in structures, and structural trends be completed, as well as detailed scale mapping. In addition, the locations of previous trenches will be investigated. The estimated cost for the initial program is $55,000.

A second phase of exploration is contingent upon the obtaining successful results from the first stage of exploration.

On December 3, 2004, the Company entered into an option agreement to acquire 62 unpatented mineral claims in Humboldt County, Nevada (the "Winnemuca Property"). In order to earn its interest, Evolving must spend US$4,000,000 on exploration prior to December 31, 2008, pay US$70,000 to the vendors at various times on or before February 25, 2005 and issue 1,800,000 shares of Evolving to the vendor at various times on or before December 31, 2007. The property is subject to 2% net smelter royalty.

Summary of Quarterly Results

The following is a summary of the results from the eight previously completed financial quarters. As the Company was incorporated in June 2003 and recently declared March 31 as its fiscal year end, quarterly financial information was not available for the periods prior to March 31, 2004.

	Quarter ended:
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Revenues	Nil	Nil	Nil	Nil	-	-	-	-
Net income (loss)	($39,227)	($186,877)	($51,304)	($152,118)	-	-	-	-
Net income (loss) per share,
basic and fully diluted	($0.01)	($0.03)	($0.02)	N/A	-	-	-	-
Total assets	$114,130	$46,937	$116,753	$169,715	-	-	-	-

Results of Operations

During the nine months ended December 31, 2004, the Company reported a loss of $277,408 or $0.04 per share (loss of $39,227 or $0.01 per share for the three months ended December 31, 2004). The Company did not generate any revenue during either reporting period and incurred minimal overhead expenses.

2

Included in the statement of loss for both the nine-month ($128,165) and three-month ($14220) periods ended December 31, 2004 is a provision for stock-based compensation expense. The accounting policy for such item is as described elsewhere in this document.

The only exploration related activity of the Company during the current fiscal year to date is the execution of the option agreement which the Company has entered into regarding the Winnemuca Property.

Liquidity and Capital Resources

Since incorporation in June 2003, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities for the cash required for capital acquisitions, exploration and development, and administration, among other things.

The Company will continue to require funds to meet its obligations under the Murray Property option agreement and under the Winnemuca Property option agreement and as a result, will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. Pursuant to the Murray Property agreement, as amended September 16, 2004, the Company must expend a total of $250,000 on the Murray Property over a period of three years. In addition, in order to maintain its Winnemuca Property agreement in good standing the Company must expend a total of US$4,000,000 over a period of four years. The Company does not have any other commitments for material capital expenditures over either the near or long term and none are presently contemplated other than as disclosed above and or over normal operating requirements.

During the nine months ended September 30, 2004, the Company completed no financings, however, in December 2004 it announced its intention to complete a non-brokered private placement financing for $96,000 by offering 600,000 units at $0.16 per unit. The financing closed in early January 2005.

Financial Condition and Cash Flows

The Company has a working capital deficiency of $21,761 at December 31, 2004 as compared to positive working capital of $127,482 at March 31, 2004. The decrease in working capital corresponds directly to the operating expenses of the Company. It also reflects the fact that, as described earlier, the Company has no revenues from operations and at this time is dependent on raising its working capital from the junior resource equity markets. As noted above, the Company remedied in part its working capital deficiency by completing a private placement financing for $96,000 in January 2005. The Company plans to go back to the junior resource capital markets in the near future in order to complete additional financings necessary to fund the Company's ongoing operating cash requirements.

3

Transactions with Related Parties

During the nine months ended December 31, 2004, the Company incurred charges with a company who is a significant shareholder, with a company whose director acts as a manager of the Company, with companies with a common director, and directly with a director as follows:

Management fees	$41,379
Promotion and advertising	450
Rent and administration fees	7,050
$48,879

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

During the three months ended December 31, 2004, the only related party transaction was the payment of $3,000 by the Company to a company with a common director with respect to office rent.

During the period ended March 31, 2004, the Company prepaid a total of $25,550 in respect of a management services agreement to a company whose director formerly acted as manager for the Company. As at December 31, 2004, the prepaid balance under this agreement was reduced to nil.

Changes In Accounting Policies

During the three months ended September 30, 2004, the Company granted 500,000 stock options to certain directors. During the three months ended December 31, 2004, the Company granted 50,000 stock options to a consultant. Pursuant to accounting standards as determined by the Canadian Institute of Chartered Accountants, companies must use the fair value based method of accounting for stock awards for fiscal years beginning January 1, 2004. Accordingly, the Company has adopted a policy with regard to this matter as disclosed in the notes to the interim financial statements for the nine months ended December 31, 2004. The impact of such policy was that a charge to operations for stock-based compensation amounting to $113,945 was made during the three-month period ended September 30, 2004 with an additional charge of $14,220 recorded in the three-month period ended December 31, 2004. In both cases an offsetting credit was recorded to contributed surplus.

Financial Instruments

As disclosed in its audited financial statements, the Company has identified the financial instruments that it utilizes on a day-to-day basis as being cash and accounts payable and accrued liabilities.

4

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Outstanding Share Data

(a) Authorized

Unlimited number of common shares without par value.

Issued and outstanding

6,550,100 common shares as at December 31, 2004 for net consideration of $386,600.

(b) Outstanding stock options at February 7, 2005

Type of Security	Number	Option Price	Expiry Date
Stock options	250,000	$0.25	July 15, 2009
Stock options	250,000	$0.25	September 15, 2009
Stock options	50,000	$0.34	December 08, 2009

Risks and Uncertainties

The Company is a development stage company engaged in the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company currently has no producing properties and no operating income or cash flow. The Company has two exploration stage projects - the Murray Property and the Winnemuca Property.

Both the Murray Property and Winnemuca Property are in an exploration stage only and are without a known body of commercial ore. Development of the properties will only follow upon obtaining satisfactory results. Exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of precious metals from its exploration properties. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations and interest rates.

5

Investor Relations

During the nine months ended December 31, 2004 the Company did not engage any third party investor relations consultants. Investor relations activities were restricted to management staff distributing the Company's press releases and updating shareholders as to corporate developments.

Additional Disclosure for Venture Issuers without Significant Revenue

As the Company has not had significant revenue from operations in either of its last two financial years, the following is a breakdown of the material costs incurred:

	Nine months ended December 31, 2004	Financial year ended March 31, 2004
Deferred property acquisition costs	$80,000	$27,000
Administrative expense	$277,408	$152,133

The administrative expense is broken down into various components in the Statement of Loss and Deficit included in the interim financial statements for the nine months ended December 31, 2004.

Additional Information

Additional information about the Company is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.evolvinggold.com.

6

EVOLVING GOLD CORP.

Interim Financial Statements

For the nine months ended December 31, 2004

(Prepared without audit)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

EVOLVING GOLD CORP.
BALANCE SHEETS
		December 31,	March 31,
		2004	2004
		(Unaudited)	(Audited)

	ASSETS

Current
Cash		$2,697	$113,186
Accounts receivable		4,433	3,979
Prepaid expenses		-	25,550
		7,130	142,715
Resource property - Note 3		107,000	27,000
		$114,130	$169,715

	LIABILITIES

Current
Accounts payable and accrued liabilities		$25,891	$15,233
Advances payable		3,000	-
		28,891	15,233

	SHAREHOLDERS' EQUITY

Share capital - Note 4		386,600	100
Contributed surplus		128,165	-
Special warrants - Note 4		-	306,500
Deficit		(429,526)	(152,118)
		85,239	154,482
		$114,130	$169,715

Nature and Continuance of Operations - Note 1

APPROVED BY THE DIRECTORS:

/s/ Lawrence Dick _________________________ Director	/s/ Warren McIntyre _________________________ Director

EVOLVING GOLD CORP.
STATEMENTS OF LOSS AND DEFICIT
(Prepared without audit)
	Three months ended	Nine months ended
	December 31,	December 31,
	2004	2004
Administrative Costs
Accounting	$3,208	$8,703
Bank charges and interest	110	382
Consulting	1,535	11,337
Legal	-	12,549
Management fees	-	51,379
Office and miscellaneous	876	2,434
Promotion and advertising	5,306	20,680
Rent and administration fees	3,000	10,085
Transfer agent and filing fees	10,972	28,653
Travel	-	3,042
Stock based compensation	14,220	128,165
Net loss for the period	(39,227)	(277,408)
Deficit, beginning of period	(390,299)	(152,118)
Deficit, end of period	$(429,526)	$(429,526)

Basic and fully diluted loss per share	$(0.01)	$(0.04)

EVOLVING GOLD CORP.
STATEMENTS OF CASH FLOWS
(Prepared without audit)
	Three months ended	Nine months ended
	December 31,	December 31,
	2004	2004
Operating Activities:
Net loss for the period	$(39,227)	$(277,408)
Items not affecting cash
Stock-based compensation	14,220	128,165
	(25,007)	(149,243)
Changes in non-cash working items related to operations:
Prepaid expenses	-	25,550
Accounts receivable	4,325	(454)
Accounts payable and accrued liabilities	9,200	10,658
	(11,482)	(113,489)

Financing activities
Advances payable	3,000	3,000

Investing activities	-	-

Decrease in cash during the period	(8,482)	(110,489)
Cash, beginning of period	11,179	113,186
Cash, end of period	$2,697	$2,697

Supplemental disclosure of cash flow information:
Exchange of special warrants for common shares	$-	$306,500
Shares issued for acquisition of mineral property	80,000	80,000
	$80,000	$386,500

EVOLVING GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the nine months ended December 31, 2004
(Prepared without audit)

Note 1 Nature and Continuance of Operations

Evolving Gold Corp. (the "Company") was incorporated as 6109527 Canada Ltd. on June 19, 2003 under the Canada Business Corporation Act and is in the business of acquiring, exploring and evaluating mineral resource properties. On September 30, 2003, the Company changed its name to Evolving Gold Corp. The Company is in the exploration stage and has interests in resource properties located in the Northwest Territories of Canada and Nevada.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. The Company has accumulated losses of $429,526 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

The Company was inactive during the period ended December 31, 2003 and accordingly, comparative figures are not available.

Note 2 Significant Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the annual financial statements for the year ended March 31, 2004. These interim financial statements should be read in conjunction with the audited financial statements and the accompanying notes thereto.

EVOLVING GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the nine months ended December 31, 2004
(Prepared without audit)

Stock-based compensation

Effective April 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". The section requires use of the fair value-based method of accounting for stock awards for fiscal periods beginning January 1, 2004. The value of such rewards is charged to the statement of operations over the vesting period of the stock awards with an offsetting credit to contributed surplus.

Consideration paid for shares on exercise of the share options are credited to share capital together with the amount of any contributed surplus that arose as a result of the grant of the exercised stock options.

Note 3 Resource Properties

i) Murray Property

Pursuant to a property option agreement dated July 22, 2003, as amended September 16, 2004, between the Company and International Zimtu Technologies Inc. ("Zimtu"), the Company has the option to earn a 70% undivided interest in certain mineral claims (the "Murrary Property"), located 78 kilometres northeast of Yellowknife, Northwest Territories. Consideration is $17,000 cash, exploration expenditures of $250,000 and the issue of 200,000 Special Warrants as follows:

a) $17,000 cash (paid);

b) incurring exploration expenditures as follows:

i) $15,000 on or before December 1, 2004 (see comment below);

ii) a further $85,000 on or before July 22, 2005; and

iii) a further $150,000 on or before July 22, 2006.

c) the issue of 200,000 Series "P" Special Warrants (issued).

EVOLVING GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the nine months ended December 31, 2004
(Prepared without audit)

The Murray Property is subject to, upon commencement of commercial production, royalties equal to 2% of the net smelter returns on minerals other than diamonds and 2% of the gross production of diamonds from the Murray Property. The Company may purchase one half of the net smelter return royalties or the gross production diamond royalties at any time for $500,000 for each one half interest.

The Company and the underlying property owner have agreed to defer the $15,000 of exploration expenditures until the first quarter of 2005.

ii) Winnemuca Property

Pursuant to an option agreement detailed December 3, 2004, with Golden Sands Exploration Inc. ("Golden") and its subsidiary company AHL Holdings Ltd. ("AHL"), the company was granted the right to acquire a 100% interest in 62 unpatented mining claims located in Humbolt County, Nevada (the "Winnemuca Propery").

In order to vest its interest in the Winnemuca Property the Company must incur exploration expenditures of US $4,000,000; make aggregate cash payments to Golden of US $70,000; and issue 1,800,000 shares to Golden (or its nominee) as follows:

a) Cash Payments

- US $30,000 on or before January 7, 2005 (paid);
- US $40,000 on or before February 25, 2005;

b) Share Issuances

- 100,000 shares on signing the agreement (issued);
- 200,000 shares on or before December 15, 2004 (issued);
- 200,000 shares on or before February 25, 2005;
- 400,000 shares on or before August 25, 2005;
- 400,000 shares on or before August 25, 2006;
- 500,000 shares on or before December 31, 2007;

c) Exploration Expenditures

- US $1,000,000 on or before December 31, 2006;
- an additional US $1,000,000 on or before December 31, 2007;
- and a further US $2,000,000 on or before December 31, 2008.

EVOLVING GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the nine months ended December 31, 2004
(Prepared without audit)

In addition, a finder's fee of 100,000 shares was paid by the Company in December 2004 in connection with the Winnemuca Property transaction.

The Winnemuca Property is subject to a 2% net smelter return ("NSR"). The NSR is divided between two parties as to the respective mineral claims held by each party. With respect to 37 of the unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of NSR on the remaining 25 mineral claims.

Note 4 Share Capital

Authorized:

Unlimited common shares without par value

		Number	$
Balance, March 31, 2004		100	100
Issuance pursuant to exercise of special warrants
Series "A" special warrants	- at $0.01	1,400,000	14,000
Series "B" special warrants	- at $0.05	3,250,000	162,500
Series "F" special warrants	- at $0.10	1,100,000	110,000
Series "L" special warrants	- at $0.05	200,000	10,000
Series "P" special warrants	- at $0.05	200,000	10,000
Issuance pursuant to mineral property acquisition		400,000	80,000
Balance, December 31, 2004		6,550,100	386,600

During the nine months ended December 31, 2004, each Series "A", "B", "F", "L" and "P" Special Warrant was exchanged into one common share of the Company.

EVOLVING GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the nine months ended December 31, 2004
(Prepared without audit)

Note 5 Stock Option Plan and Stock-based Compensation

The Company established a share purchase option plan (the "Plan") in September 2004. The Board of Directors administers the Plan, pursuant to which the Board of Directors may grant from time to time incentive stock options up to an aggregate maximum of 10% of the issued and outstanding shares of the Company to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the fifth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the market price of the common shares of the Company on the CNQ on the last business day before the date on which the options are granted, less any discount permitted by the rules of the exchange. Vesting and terms are at the discretion of the Board of Directors.

Compensation costs of stock options granted under the Plan have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

Nine Months Ended
December 31, 2004
a) average risk-free interest rate	3.6 % to 4.0%
b) expected life	5.0 years
c) expected volatility	138% to 155%
d) expected dividends	Nil

EVOLVING GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the nine months ended December 31, 2004
(Prepared without audit)

Note 6 Related Party Transactions

During the nine months ended December 31, 2004, the Company incurred charges with a company who is a significant shareholder, with a company whose director acts as a manager of the Company, with companies with a common director, and directly with a director as follows:

	Nine months ended	Period ended
	December 31, 2004	March 31, 2004

Consulting	$-	$10,500
Management fees	41,379	52,400
Promotion and advertising	450	2,500
Rent and administration fees	7,050	41,445
	$48,879	$106,845

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

During the period ended March 31, 2004, the Company prepaid a total of $25,550 in respect of a management services agreement to a company whose director formerly acted as manager for the Company. As at December 31, 2004, the prepaid balance under this agreement was reduced to nil.

During the period ended March 31, 2004, the Company entered into a resource property option agreement with a public company who is a shareholder of the Company, to which it paid cash of $17,000 and issued 200,000 Series "P" Special Warrants valued at $10,000.

Note 7 Subsequent Event

On January 10, 2005 the Company closed a non-brokered private placement of 600,000 units at a price of $0.16 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder there of to purchase an additional common share of the Company at a price of $0.25 per share for a period of two years.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Warren McIntyre, Director of Evolving Gold Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Evolving Gold Corp., (the issuer) for the interim period ending December 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: February 15, 2005

/s/ Warren McIntyre
________________________________________
Director

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Lawrence Dick, Chief Executive Officer and President of Evolving Gold Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Evolving Gold Corp., (the issuer) for the interim period ending December 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: February 15, 2005

/s/ Lawrence Dick
________________________________________
Chief Executive Officer and President

Geological Report
on the
Winnemucca Mountain Property

Humboldt County, Nevada, USA

For: Evolving Gold Corp.
1200-1188 West Georgia Street
Vancouver, BC
Canada V6E 4A2

By: Harmen J. Keyser, P.Geol.
Consulting Geologist
191 Grandview Heights
Gibsons, BC
Canada V0N 1V3

January 20, 2005
(This Title Page is Item 1 of National Policy Form 43-101F1)

i

TABLE OF CONTENTS

                                                         Page No.

Item 1:   TITLE PAGE
Item 2:   TABLE OF CONTENTS                                     i
Item 3:   SUMMARY                                             iii
Item 4:   INTRODUCTION AND TERMS OF REFERENCE                   1
Item 5:   DISCLAIMER                                            1
Item 6:   PROPERTY DESCRIPTION AND LOCATION                     2
Item 7:   ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,              5
          INFRASTRUCTURE AND PHYSIOGRAPHY
Item 8:   HISTORY                                               5
Item 9:   GEOLOGICAL SETTING                                    7
          Regional Geology                                      7
          Property Geology                                      8
Item 10:  DEPOSIT TYPES                                         9
Item 11:  MINERALIZATION                                       11
          Swordfish Zone                                       11
          Don's Rock                                           13
          Ridge Zone                                           13
          Golden West                                          13
Item 12:  EXPLORATION                                          14
          Geological Mapping                                   14
          Geochemical Sampling                                 14
          Auger Drill Sampling                                 15
          Ground Magnetometer Survey                           16
          Ground VLF-EM Survey                                 16
          Airborne Geophysical Surveys                         17
          CSAMT                                                17
          Induced Polarization                                 17
          Trenching                                            18
Item 13:  DRILLING                                             18
Item 14:  SAMPLING METHOD AND APPROACH                         20
Item 15:  SAMPLE PREPARATION, ANALYSES AND SECURITY            21
Item 16:  DATA VERIFICATION                                    22
Item 17:  ADJACENT PROPERTIES                                  22
Item 18:  MINERAL PROCESSING AND METALLURGICAL TESTING         23
Item 19:  MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES       23
Item 20:  OTHER RELEVANT DATA AND INFORMATION                  23
Item 21:  INTERPRETATION AND CONCLUSI                          24
Item 22:  RECOMMENDATIONS                                      26
Item 23:  REFERENCES                                           28
Item 24:  DATE                                                 32

ii

Item 25:  ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS        32
    ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES
(No Item Number):  STATEMENT OF QUALIFICATIONS                 33

Item 26:  List of Figures
Figure 1 - Location Map
Figure 2 - Claim Map
Figure 3 - Regional Geology
Figure 4 - Property Geology
Figure 5 - Rock Sample Geochemistry
Figure 6 - Auger Drill Geochemistry: Gold
Figure 7 - Auger Drill Geochemistry: Silver
Figure 8 - Auger Drill Geochemistry: Arsenic
Figure 9 - Auger Drill Geochemistry: Mercury
Figure 10 - Auger Drill Geochemistry: Antimony
Figure 11 - Airborne Magnetometer Survey
Figure 12 - IP Gradient Array Survey, Apparent Resistivity
Figure 13 - Drill Hole Location Map
Figure 14 - Drill Hole Location Plan, Swordfish Zone
Figure 15 - Cross Section, Swordfish Zone

(No Item Number):  List of Tables
Table 1 - Winnemucca Mountain Property Claims                   2
Table 2 - Rock Samples Collected by Author                     15
Table 3 - Selected Drill Hole Results                          19

iii

SUMMARY

Evolving Gold Corp. has an option to acquire a 100% interest in the Winnemucca Mountain Property. The Property covers 560 hectares and is accessible by road from the town of Winnemucca, Nevada.

The property is located in a geographic and geologic area that is well known for hosting many gold occurrences and mines of a wide variety of genetic types. The most significant gold deposit in the Winnemucca Mountain area with respect to proximity and similarity is Sleeper, which produced 1.7 million ounces of gold from high grade ore, and is still actively being explored for additional gold resources.

Known mineralization at Winnemucca Mountain is typical of quartz-adularia epithermal gold mineralization. The Swordfish mineral occurrence, which was explored by extensive drilling between 1987 and 1990, is estimated to contain 4.15 million tonnes grading 0.82 g/t gold. This estimate is not NI 43-101 compliant. Gold mineralization is hosted in a pediment covered, northeast trending, quartz-carbonate breccia vein which is localized along an extensional fault cutting a large diatreme complex. Most of the mineralization is confined to a composite quartz vein at a depth of approximately 200 meters and along a strike length of approximately 670 meters. At depth, the vein develops thicknesses in excess of 30 meters. One of the last holes of the most recent round of drilling on the property encountered a drill intercept of 1.5 meters grading 69 g/t gold. There are no other holes within 500 meters of this intercept.

Mineralization is also hosted within fractured and veined Triassic sediments peripheral to the diatreme, and anomalous gold is associated with quartz-sulfide veinlets and sulfide free quartz-carbonate veins and breccias contained within siltstone on the northeast margin of the diatreme and distal to the diatreme.

Previous work on the Winnemucca Mountain property was largely confined to delineating the Swordfish zone and only a few holes were drilled to test geophysical and/or geochemical targets even though many of these returned anomalous results. Furthermore, the Swordfish zone itself was drilled, at best, on 60-meter centers. At the nearby Sleeper gold mine, the narrow, high grade veins that enrich the deposit were consistently missed with drilling on 30-meter centers and were not delineated until drilled on 9-meter centers. Results of the previous work suggest that known mineralization is open, and additional exploration targets remain to be drill tested.

Based on these results a two-stage, success contingent, work program consisting of data compilation, geochemical sampling, mapping, geophysical surveying, and drilling at a total estimated cost of US $ 400,000 is warranted and recommended.

INTRODUCTION AND TERMS OF REFERENCE

This report was prepared for Evolving Gold Corp. Its purpose is to assess the economic potential of the Winnemucca Mountain property through a review of publicly available geological data and unpublished data provided by AHL Holdings Ltd., Kayzak Resources, Paul A. Hawkins & Associates Ltd., Anvil Resources, Ltd., Santa Fe Pacific Mining, Inc., Newmont Mining, Inc., Arctic Precious Metals, Inc. and St. Joe American Corporation.

The Winnemucca Mountain property is located in Humboldt County, Nevada (Figure 1). Exploration work completed on the Property consists of geological mapping, geochemical sampling, various geophysical surveys and extensive drilling, all completed prior to 1997.

This report is based, in part, on the Author's personal examination of the ground on February 26, 2004, accompanied by Howard Metzler of Kayzak Resources.

DISCLAIMER

This report is not intended to be a guarantee of mineral title, property option or sale agreements, nor is it intended to assess potential environmental, political or legal issues or liabilities. The information contained in this report is not a complete accounting of previous exploration on the Winnemucca Mountain property since not all prior data are available to the Author. Most of the data presented herein have been acquired from prior maps and reports and, in many instances, the method of data acquisition and processing are unknown or uncertain. Certain data are inconsistent and conflict with other data, largely due to a complex and fragmented property history including multiple operators and multiple local grid coordinate systems. In addition, several of the maps are illegible and have no scales, index keys, or legends, making review and interpretation difficult and potentially inaccurate.

All interpretations and conclusions are based on the writer's personal examination of the Winnemucca Mountain property on February 26, 2004 and on referenced sources that are believed to be reliable. The author was not present during any of the historic drill programs, and has not inspected any of the drill cuttings or core from the property. The Property has an extensive pediment cover and therefore the writer had to rely, in part, on prior data provided by AHL Holdings, Kayzak Resources, and Newmont. These data are known to be incomplete.

Resource figures on the Winnemucca Mountain property, and other properties, are not NI 43-101 compliant, have not been verified by the author, are presented for disclosure purposes only, and should not be relied on. All locations are subject to survey. Conversions from imperial to metric units are approximate, except assay data. Numerical scales on digital maps included in this report may not be accurate.

PROPERTY DESCRIPTION AND LOCATION

The Winnemucca Mountain property1 is located in northwestern Nevada, approximately 6 kilometers northwest of the municipality of Winnemucca. The property is within the Winnemucca Mountain Mining District (Tingley, 1998) of Humboldt County. The claims are situated on the west flank of Winnemucca Mountain in Sections 2, 3, 10, 11, 12, 13, 14, 15 and 22 of Township 36N, Range 37E; Mt. Diablo Baseline and Meridian. The approximate geographic centre of the property lies at UTM grid coordinates 4539000N and 433400E (NAD 27); 41degrees00.3' north latitude and 117degrees47.4' west longitude.

1 Claim data on the Winnemucca Mountain property have been provided to the Author by AHL Holdings Ltd. The Author has not independently reviewed or verified any of the claim details. Therefore, the Author has no opinion on the validity of the claims. Claim posts placed before 2004 may have been destroyed by range fires.

The Winnemucca Mountain property consists of 72 unsurveyed contiguous mining claims covering approximately 560 hectares on Lands administered by the Bureau of Land Management (BLM), US Department of the Interior, as set out in Table 1 below.

Table 1
Winnemucca Mountain Property Claims

Claim Name	BLM Serial No.	Registered Owner	Location Date	Expiry Date
WM #1	NMC 733156	Arctic Precious Metals[2]	01/04/1996	Sept.1,2005
WM #2	NMC 405978	Arctic Precious Metals	04/11/1987	Sept. 1,2005
WM #3	NMC 733157	AHL Holdings Ltd.	01/04/1996	Sept. 1,2005
WM #4	NMC 405980	Arctic Precious Metals	04/11/1987	Sept. 1,2005
WM #5	NMC 733158	AHL Holdings Ltd.	01/04/1996	Sept. 1,2005
WM #6	NMC 405982	Arctic Precious Metals	04/11/1987	Sept. 1,2005
WM #8	NMC 405983	Arctic Precious Metals	04/11/1987	Sept. 1,2005
WM # 10	NMC 405984	Arctic Precious Metals	04/11/1987	Sept. 1,2005
Golden West #6	NMC 733140	AHL Holdings Ltd.	01/02/1996	Sept. 1,2005
Golden West #7	NMC 733141	AHL Holdings Ltd.	01/02/1996	Sept. 1,2005
Golden West #8	NMC 733142	AHL Holdings Ltd.	01/02/1996	Sept. 1,2005
Golden West #9	NMC 733143	AHL Holdings Ltd.	01/02/1996	Sept. 1,2005
Golden West #10	NMC 733144	AHL Holdings Ltd.	01/02/1996	Sept. 1,2005
Golden West #11	NMC 733145	AHL Holdings Ltd.	01/02/1996	Sept. 1,2005
Golden West #12	NMC 733146	AHL Holdings Ltd.	01/02/1996	Sept. 1,2005

2 Under the terms of an option agreement dated March 22, 2004 between AHL Holdings Ltd. and Golden Arc Mining & Refining Inc. of Winnemucca, Nevada, Golden Arc Mining & Refining Inc. was required to have the title to 5 mineral claims currently registered to Arctic Precious Metals transferred to AHL Holdings Ltd. As of the date of this report, such transfer has not been effected. If such transfer of title is subsequently effected, and in the event that AHL Holdings Ltd. fails to exercise the option contained in the March 22, 2004 option agreement, AHL Holdings Ltd. is required to return title to these mineral claims to Golden Arc Mining & Refining Inc.

Claim Name	BLM Serial No.	Registered Owner	Location Date	Expiry Date
Golden West #13	NMC 733147	AHL Holdings Ltd.	01/02/1996	Sept. 1,2005
Golden West #14	NMC 733148	AHL Holdings Ltd.	01/03/1996	Sept.1,2005
Golden West #15	NMC 733149	AHL Holdings Ltd.	01/03/1996	Sept.1,2005
Golden West #16	NMC 733150	AHL Holdings Ltd.	01/03/1996	Sept.1,2005
Golden West #17	NMC 733151	AHL Holdings Ltd.	01/03/1996	Sept.1,2005
Golden West #18	NMC 733152	AHL Holdings Ltd.	01/03/1996	Sept.1,2005
Golden West #19	NMC 733153	AHL Holdings Ltd.	01/03/1996	Sept.1,2005
Gold West Frac A	NMC 733154	AHL Holdings Ltd.	01/03/1996	Sept. 1,2005
Gold West Frac B	NMC 733155	AHL Holdings Ltd.	01/03/1996	Sept. 1,2005
T & C #1	NMC 479032	AHL Holdings Ltd.	05/08/1988	Sept. 1,2005
T & C #2	NMC 479033	AHL Holdings Ltd.	05/08/1988	Sept. 1,2005
T & C #3	NMC 479034	AHL Holdings Ltd.	05/08/1988	Sept. 1,2005
TJ #12	NMC 155540	AHL Holdings Ltd.	04/02/1980	Sept. 1,2005
TJ #14	NMC 733159	AHL Holdings Ltd.	01/04/1996	Sept.1,2005
TJ #15	NMC 733160	AHL Holdings Ltd.	01/04/1996	Sept.1,2005
TJ #16	NMC 155544	AHL Holdings Ltd.	04/04/1980	Sept.1,2005
TJ #17	NMC 155545	AHL Holdings Ltd	04/04/1980	Sept.1,2005
TJ #18	NMC 155546	AHL Holdings Ltd	04/04/1980	Sept.1,2005
TJ #19	NMC 155547	AHL Holdings Ltd.	04/04/1980	Sept.1,2005
TJ #29	NMC 155557	AHL Holdings Ltd.	04/04/1980	Sept. 1,2005
TJ #30	NMC 155558	AHL Holdings Ltd.	04/17/1980	Sept. 1,2005
TJ#34	NMC 155562	AHL Holdings Ltd.	04/17/1980	Sept. 1,2005
WM#101[3]	Pending	AHL Holdings Ltd.	11/10/2004	Sept. 1,2005
WM#102	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#103	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#104	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#105	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#106	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#107	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#108	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#109	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#110	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#111	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#112	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#113	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#114	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#115	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#116	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005

3 The WM 101-125 claims were staked in November 2004, and the WM 126-135 claims were staked in December 2004, directly by AHL Holdings Ltd., and had not been recorded at the BLM or County Recorder's Office at the time of this report preparation. In the event that AHL Holdings Ltd. fails to exercise the option contained in the March 22, 2004 option agreement, AHL Holdings Ltd. is required to transfer title to these 35 mineral claims to Golden Arc Mining & Refining Inc. The expiry date of Sept. 1, 2005 is subject to recording.

Claim Name	BLM Serial No.	Registered Owner	Location Date	Expiry Date
WM#117	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#118	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#119	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#120	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#121	Pending	AHL Holdings Ltd	11/13/2004	Sept. 1,2005
WM#122	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1,2005
WM#123	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1, 2005
WM#124	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1, 2005
WM#125	Pending	AHL Holdings Ltd	11/10/2004	Sept. 1, 2005
WM#126	Pending	AHL Holdings Ltd	12/10/2004	Sept. 1, 2005
WM#127	Pending	AHL Holdings Ltd	12/10/2004	Sept. 1, 2005
WM#128	Pending	AHL Holdings Ltd	12/10/2004	Sept. 1, 2005
WM#129	Pending	AHL Holdings Ltd	12/10/2004	Sept. 1, 2005
WM#130	Pending	AHL Holdings Ltd	12/10/2004	Sept. 1, 2005
WM#131	Pending	AHL Holdings Ltd	12/10/2004	Sept. 1, 2005
WM#132	Pending	AHL Holdings Ltd	12/10/2004	Sept. 1, 2005
WM#133	Pending	AHL Holdings Ltd	12/10/2004	Sept. 1, 2005
WM#134	Pending	AHL Holdings Ltd	12/10/2004	Sept. 1, 2005
WM#135	Pending	AHL Holdings Ltd	12/10/2004	Sept. 1, 2005

The claims are collectively called the Winnemucca Mountain property as depicted in Figure 2.

Evolving Gold Corporation ("Evolving Gold") has an option to purchase a 100% interest in the 72 unpatented claims comprising the Winnemucca Mountain property from Golden Sands Exploration Inc. and AHL Holdings Ltd. (together "the Optionors"), subject to a royalty, in accordance with an option agreement dated December 3, 2004, as amended by Amending Agreement dated January 7, 2005 (together the "Option Agreement"). Under the terms of the Option Agreement, in order to exercise the option, Evolving Gold must: (a) pay a total of $70,000 US by February 25, 2005; (b) issue and deliver a total of 1,800,000 shares of Evolving Gold by December 31, 2007; (c) have incurred exploration expense of at least $4,000,000 US by December 31, 2008; and (d) completing a feasibility study by June 30, 2009.

The Option Agreement also has a 3 mile mutual area provision. All property acquired subsequent to the Option Agreement and within 3 miles of the property is subject to being treated as part of the optioned property, at the election of the other party.

Evolving Gold is to pay a 2% net smelter returns royalty to AHL Holdings Ltd. Evolving Gold has the right to purchase the royalty for $1,000,000 US for each of the two percentage royalty points.

Evolving Gold is required to pay, in addition to the option payments due by February 25, 2005, advance royalty payments of (a) $10,000 by the first anniversary of the Option Agreement, that is, December 3, 2005, (b) $10,000 by the second anniversary of the

Option Agreement, and (c) $20,000 by the third and each successive anniversary of the Option Agreement until production commences at which time the obligation to pay advance royalty payments will terminate.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Winnemucca Mountain property is located approximately 6 kilometers northwest of Winnemucca and is accessible from State Route 49, a graded gravel road from Winnemucca to Jungo. A paved road that provides access to a US Air Force radar installation on top of Winnemucca Mountain traverses the southern and northern portions of the claim block. Accommodations and basic provisions are readily available in Winnemucca.

The claims that comprise the Winnemucca Mountain property lie in an irregular, northerly trending block along the western flanks of Winnemucca Mountain. The mountain slopes are generally moderate along the west side of the claims, steepening on the east and in drainages. Pediment and alluvium cover is extensive, particularly in the western, or lower, part of the property where a classic bajada is developed. Within the claims, elevations range from approximately 1435 meters in the southwest corner to nearly 2000 meters in the east. The area is devoid of trees, and vegetation consists of sagebrush and sparse grass.

The climate in southern Humboldt County is arid with annual rainfall averaging 20 cm (8 inches; Winnemucca Chamber of Commerce Website) and snowfall of 38 cm (16 inches; Nevada Climate Summaries Website). The area is characterized by hot summers and short, cold winters.

HISTORY

The discovery of the Comstock Lode in western Nevada in 1859 spurred mineral exploration throughout Nevada. Gold and silver were first discovered in the Winnemucca Mining District in 1863 and, during the 1860's, several smelters were constructed along the Humboldt River (Willden, 1964). The early productive lodes consisted of quartz veins containing small amounts of variably oxidized copper and lead

The first significant gold discovery in Humboldt County was the Getchell gold deposit in 1933 (Willden, 1964). The Getchell Mine began production in 1938 and has operated intermittently since. The current owners, Placer Dome and Newmont, reopened the Mine in 2002 with a resource of 7 million ounces of gold (Placer Dome website). Since discovery of the Getchell Deposit, Humboldt County has been the site of numerous other significant gold discoveries. Major gold deposits in the area include the Lone Tree, Marigold, Preble, Pinson, Turquoise Ridge, and Twin Creeks, all located east and northeast of Winnemucca, and the Hycroft (Crowfoot-Lewis), Sandman, Rosebud, and Sleeper deposits to the northwest (Tingley, 1998).

On Winnemucca Mountain itself, the Adamson mine, located just east of the TJ #30 claim in the northeast portion of section 11, reported gold production from "rich ore" in 1911-1912 totaling $13,711 (approximately 20 kg of gold equivalent; Willden, 1964). The Pride of the Mountain mine, which reported gold and silver production during 1915 (Willden, 1964), is situated just east of the Golden West claims in the northwestern portion of section 23. Both mines exploited gold-bearing quartz veins cutting metasedimentary rocks. Topographic maps indicate six 'prospects' and one old 'mine' within the boundaries of the Golden West 8 and 10 claims. These may be mercury workings referred to by Schnell & Hodges (1990b) and Tingley (1998).

The upper slopes of Winnemucca Mountain contain dozens of prospects and several old mines. One of these, the Shively Mine on the north side of Winnemucca Mountain (not on Winnemucca Mountain property), exploited a west-northwest striking, moderate to steeply dipping quartz-calcite vein. In 1982, St. Joe conducted a drilling program directed at this structure. Results of their drilling included 27.4 m (90') of 0.34 g/t Au in DH1 and 9.1 m (30') of 0.69 g/t Au in DH2 (Hodges, et al, 1989).

The earliest available record of exploration within the present Winnemucca Mountain property claim area is an undated map by St. Joe American Corporation that describes rock sampling over much of the claim block and soil sampling across the Golden West 6 to 13 claim area. This work was most likely done in conjunction with work in the Shively Mine area during 1982. The same map indicates that Cordex Exploration Company drilled seven drill holes, also on the Golden West 6 to 13 claims. Metzler (pers. comm.) reports that the Cordex holes were drilled in 1972; however none of these data were available to the Author. In addition, 200 meters (700 feet) of trenching was completed and over 1,000 meters (3,300 feet) of existing underground workings were mapped and sampled and the construction of drill access roads were completed (Metzler, pers. comm.). A map dated October 1982 indicates that induced polarization, magnetic, and VLF electromagnetic surveys were performed on the property. Details of work done by St. Joe and Cordex are not available4.

4 Details of the St. Joe and Cordex work are not available; the work is referenced solely for complete disclosure.

The next record of exploration is by Arctic Precious Metals Inc. in 1985 (Moore, 1987). Work over the next few years included rock sampling by Arctic and Tenneco Minerals in 1986, with geological mapping by Arctic in 1986 in the northern claim area. During 1987, Arctic drilled 573 meters in 5 reverse circulation drill holes. Results were encouraging with hole WM 5 intersecting a 1.5 meter interval of 1050 ppb gold. The next year, Arctic conducted detailed rock sampling and VLF-EM and magnetic surveys over a breccia pipe target area, followed by 7 diamond drill holes for a total of 637 meters. Drill hole WM 7 intersected up to 1950 ppb gold over 1.5 meters and WM 13 cut two large intervals (44 and 55 meters) of elevated gold in a breccia (164 ppb and 147 ppb respectively; SFPM data)

In late 1988, Santa Fe Pacific Mining, Inc. (now Newmont) entered into a joint venture with Arctic after recognizing the significance of anomalous gold in the breccia pipe identified by the Arctic drilling. Santa Fe became operator (Bokich, 1989) and, between

1988 and 1990, conducted geological mapping, rock sampling, trenching, CSAMT and induced polarization geophysical surveys, collected 286 auger hole bedrock samples, and completed a total of 18,260 meters (52,470.8 feet) in 73 reverse circulation drill holes. Three of these drill holes were re-entered with a diamond drill. The total diamond drill footage is uncertain but is in excess of 145 meters (477 feet). Not all of Santa Fe's drilling was within the boundaries of the current claim block. Santa Fe's work outlined the Swordfish occurrence that extends approximately 670 meters (2200 feet) along the western flank of Winnemucca Mountain within the current claim block.

In 1994, Anvil Resources of Vancouver, B.C., acquired the property (Metzler, 1994) and became the project operator. Anvil did a great deal of internal compilation work, prepared a topographic base map and collected surface samples to confirm previous gold tenors. They performed test assaying to determine optimum analytical procedures for coarse gold samples and milling tests on bulk samples to maximize gold liberation. An induced polarization (IP) survey conducted in 1996 confirmed that resistivity highs correlated well with known mineralized areas and delineated two new target zones (Metzler, pers comm).

In March, 2004, AHL Holdings Ltd. entered into an option agreement with Golden Arc Mining & Refining to acquire a 100% interest in the Winnemucca Mountain property, and subsequently vended their interest to Evolving Gold Corp. by agreement dated December 3, 2004. There is no record of exploration work since 1996.

GEOLOGICAL SETTING

Regional Geology

Nevada lies within the Basin and Range geological province. The geologic structure of this province is the result of repeated interactions between the North American Plate and oceanic plates to the west which are expressed as folds, thrust faults, strike slip faults, normal faults, igneous intrusions, volcanism, metamorphism and sedimentary basins. Every mountain range in the Basin and Range province is bounded on at least one side by a normal fault, many of which are still active. The area's highly complex and active tectonic history has created a diversity of depositional environments, deep-seated structures, hydrothermal centers and numerous mineral deposits.

Humboldt County is underlain by rocks ranging in age from probable early Cambrian to late Miocene or early Pliocene (Willden, 1964). In general, the oldest rocks are in the southeastern portion of the county with younger rocks to the north and west, however, late Tertiary volcanic and sedimentary rocks are randomly distributed throughout the county (Stewart and Carlson, 1976). Five orogenic episodes have been recognized but structural and lithologic elements are not continuous between mountain ranges.

The most important of the orogenic episodes in Nevada is the Antler Orogeny, the late Devonian collision of an arc terrane complex with the western margin of North America (Price, et al, 1999). The arc material (allochthon) was thrust over cratonic carbonates along the Roberts Mountain thrust fault. Mountain building accompanied the Antler

Orogeny, resulting in a high mountain range to the west. In addition to the folding and low-angle faulting associated with orogenic compression and mountain building, high angle reverse and strike-slip faulting were widespread, forming important wrench fault systems (Stewart, 1980). These high-angle faults were crucial in localizing the fluid flow responsible for gold deposition (Price, et al, 1999).

Mineral deposits have been found in all rock units exposed in the county (Stewart and Carlson, 1976). At least three periods of epigenetic ore mineral deposition have been recognized. The oldest are the iron deposits (Cretaceous or older?) in the Jackson Mountains. Contact metamorphic tungsten and vein deposits belong to the second period, developed in conjunction with the emplacement of Cretaceous and Tertiary intrusive rocks. The third, late Tertiary (?), depositional episode includes mercury, uranium and gold-silver deposits, including the Getchell and Sleeper gold deposits. Most Tertiary mineral deposits in northern Nevada are distributed linearly as a result of deep crustal controls (Grauch, et al, 2000), including the Carlin and Battle Mountain trends.

Current gold producers in Humboldt County include the Getchell, Marigold, Lone Tree, and Twin Creeks mines.

Property Geology

The general geology of Winnemucca Mountain is shown on two publicly available maps: Willden (1964) and Stewart and Carlson (1976) and, in more detail, by Arctic Precious Metals Inc. (1987). The latter map is included in this report as Figure 3. The oldest unit exposed on Winnemucca Mountain is the Upper Triassic Winnemucca Formation (Burke and Sieberling, 1973) that underlies the upper elevations. Willden (1964) describes these rocks as gray to brown calcareous shale; buff and gray, thin-bedded to massive carbonate rocks, buff to light brownish-gray calcareous sandstone, gray and brown shale and slate and some light brown feldspathic quartzite.

A younger, unnamed quartzite-mudstone formation is faulted against the Winnemucca Formation on the northwest side of Winnemucca Mountain by a normal fault of uncertain displacement. This unit consists of light brown or buff, thin to thick bedded, fine grained, feldspathic quartzite which usually weathers dark brown; buff to light brown, medium bedded mudstone; and small amounts of light brown phyllitic shale. Arctic's map does not segregate the Winnemucca Formation and the unnamed quartzite-mudstone formation that are all mapped as Triassic siltstone and conglomerate.

The sedimentary rocks are cut by several small intrusive bodies. The largest is a Jurassic (?)-Cretaceous stock which intrudes Winnemucca Formation rocks on the southern side of Winnemucca Mountain, measuring approximately 2 by 2.75 kilometers. According to Willden (1964), the intrusive contains no quartz but, in general, contains more plagioclase than mafic minerals so is compositionally a diorite. Arctic's map identifies this unit as granite and hornfels. Willden (1964) has identified a small body of Tertiary volcanic rocks on the west side of Winnemucca Mountain as dacite. Arctic's map shows a number of these bodies, classified as andesite and tuff.

Tertiary basalt and andesite unconformably overlie the older units on the north side of the mountain. These also include more silicic volcanic and sedimentary rocks (Willden, 1964).

An east-northeast trending breccia body measuring 0.4 by 1.5 kilometers in Triassic sedimentary rocks was mapped on the west side of Winnemucca mountain (Hodges, 1989a), in the vicinity of the WM 5 and 6 claims. The diatreme, containing gold mineralization now known as the Swordfish zone, is described by Metzler (1994) as an ellipsoid plug of brecciated, silicic dacite and rhyolite with sharp contacts. The breccia contains angular clasts of the older siltstone and granodiorite (Moore, 1987) and is considered by Hodges (1989a) and Schnell (1989) to be a Tertiary diatreme.

Arctic's local geology map shows much more structural detail than either Willden (1964), or Stewart and Carlson (1976). Three directions of major faulting are apparent, each of which appear confined to a particular area of Winnemucca Mountain. In the northern portion of the mountain are three parallel northeast trending faults, situated approximately 900 meters apart. According to Metzler (1994), movement on these faults is primarily dip-slip although some minor strike-slip movement was also noted. On the southern flank of the mountain are two parallel north-northeast trending faults 1.5 kilometers apart. Northerly and northeasterly oriented faults dominate the central part of Winnemucca Mountain. Santa Fe geologists believed that the topography of Winnemucca Mountain was in part controlled by extensional range-front faults (Metzler, 1994), and the dominant structural trend, especially with respect to mineralizing events, is northeast.

DEPOSIT TYPES

The Winnemucca Mountain property is in the Basin and Range structural province, an area that contains one of the world's largest concentrations of precious metal deposits. The property has characteristics in common with other well studied projects, however, the following information is not necessarily indicative of mineralization on the Winnemucca Mountain property that is the subject of this technical report.

Known mineralization at Winnemucca Mountain is typical of low-sulfidation epithermal, sediment- and volcanic-hosted gold deposits found elsewhere in northern Nevada, for example Sleeper (1.68 million ounces of gold and 2.3 million ounces of silver produced between 1986 and 1996; Amax Gold Inc.) and Midas (3.7 million ounces gold equivalent; Leavitt, et al, 2000), as well as El Penon in Chile (2.1 million ounces gold equivalent; Robbins, 2000).

Low-sulfidation epithermal precious metal deposits typically consist of quartz and quartzcarbonate veins, stockworks and breccias carrying gold, silver, electrum, argentite and pyrite with lesser and variable amounts of sphalerite, chalcopyrite, galena, rare tetrahedrite and sulphosalt minerals which have formed in high-level (epizonal) to nearsurface environments (Romberger, 1990). Mineralization commonly exhibits open-space filling textures and is associated with volcanic-related hydrothermal to geothermal systems. These deposits are frequently vertically and laterally zoned, and associated with volcanic island and continental margin magmatic arcs and continental volcanic fields with extensional structures.

Cheong, et al (2000) describe low sulfide gold-quartz veins in northwestern Nevada as concentrated in a 60- to 100-kilometer wide, 200-kilometer long, linear, north trending corridor extending from the Humboldt Range in the south to the Idaho BORDER=0 in the north. Winnemucca Mountain is centrally located on the eastern edge of this corridor that is believed to have acted as a regional-scale shear zone. The gold-quartz veins are hosted by deformed Mesozoic metasedimentary, metavolcanic and igneous rocks, affected by both brittle and brittle-ductile shear deformation resulting in thrusts, faults, folds and shear zones. Gold mineralization is accompanied by sparse base metal minerals.

Winnemucca Mountain is situated just 8 km east of the Ten Mile Mining District, a small gold producing area believed to have produced approximately 570 kilograms (20,000 ounces) of gold between 1900 and 1942 (Bowell, et al, 2000). Mines in the Ten Mile area worked oxidized deposits where some exceptionally rich pockets of gold (up to 65 g/t) were concentrated in favorable structural traps in supergene enriched zones.

At El Penon, Chile, a low sulfidation epithermal vein system is spatially related to a rhyolite dome complex. The ore deposit is controlled by fault zones containing quartz and adularia veins in felsic pyroclastic, volcaniclastic, and flow units (Robbins, 2000). Silicification is the dominant alteration grading outward into quartz-sericite-illiteadularia. El Penon gold and gold-silver bearing veins, stockworks, and breccias contain banded, sucrosic, comb, and bladed carbonate-replacement habits. The veins formed from episodically boiling, low salinity epithermal fluids 310 to 450 meters below the paleo water table (Robbins, 2000). Mineralization at El Penon is vertically zoned with the most significant gold grades at 200 meters below the present surface (Robbins, 2000).

The Midas gold mine, located approximately 100 km east of Winnemucca and operated by Newmont Mining, hosts high grade gold-silver mineralization discovered by drilling of geochemically barren to weakly anomalous, sulfide-free quartz veins and stockworks exposed on surface (Leavitt, et al, 2000). The host rocks are Miocene felsic ash-flow tuffites, volcaniclastic sediments and mafic dikes that are cut by NNW and NW-SE trending fault zones. The Midas vein systems display propylitic and argillic wallrock alteration as well as silicification associated with vertically zoned ore veining (Goldstrand and Schmidt, 2000).

The Sleeper gold mine, located in the Slumbering Hills approximately 40 kilometers north-northwest of the Winnemucca Mountain project, is a well-known example of a low-sulfidation epithermal gold deposit (Nash, et al, 1991). In the 1930's, narrow stockwork veins were first worked underground in the Sleeper area. In 1982, Amax Gold Inc. began exploration in the area and in 1984, on the 34th drill hole, intersected 102 meters grading 28 g/t gold and 62 g/t silver (Wood, 1988). The mine operated from 1986 to 1996, producing nearly 1.7 million ounces of gold and 2.3 million ounces silver (Amax annual reports).

At Sleeper, Triassic siltstone and Miocene latite flows are locally cut by an extensive north-northeast trending fault zone 1000 meters wide and 10 kilometers long (Wood, 1988). A large northwest trending normal fault 3 to 30 meters wide intersects the northeast fault zone in the vicinity of the gold deposit which formed in a complex breccia 180 meters wide and 550 meters long at the intersection of these faults (Wood, 1986). The breccia formed in latite lava flows that have undergone extensive tectonic fracturing , hydrothermal brecciation, and locally intense silicification (Wood, 1988) during the Miocene (Conrad and McKee, 1996).

Prior to mining, the Sleeper orebody was 100 meters wide, 300 meters long, and persisted to a depth of over 100 meters (Wood, 1988). Most of the production came from high grade, low sulfide, quartz-carbonate-adularia-barite veins and medium grade breccias, but the entire orebody was5 underlain by low grade breccias and stockworks (Nash and Trudell, 1996) that are now receiving exploration attention (Redfern and Rowe, 2003). The underlying breccias and stockworks extend more than 200 meters below the veins and are rich in pyrite and marcasite (Nash and Trudell, 1996).

5 The underlying stockworks and breccias remain, but the overlying orebody has been mined out.

MINERALIZATION

The Winnemucca Mountain property and surrounding area has had a long history of mineral exploration. As a result, gold occurrences and targets have been identified at several areas within the current property boundaries. Types of gold-bearing occurrences identified to date on the Winnemucca Mountain property are (Moore, 1987): quartz stockworks in hornfelsed intrusive contact zones, quartz veins, volcanic breccias, and quartz-calcite veins.

Swordfish Zone

Gold mineralization at the Swordfish zone was discovered in 1989 by drilling in a completely pediment covered area (Santa Fe JV minutes, 1989). It is not clear what led to the targeting of the drill holes. The zone is hosted in a quartz-carbonate vein that is localized along an extensional fault cutting a diatreme (Schnell, 1989). The east side of the Swordfish zone is bounded by a north trending normal fault while the west half is subparallel to a major northeast trending fault. The vein strikes north-northeast and dips 45o to the northwest. In the north, the vein becomes wider and more continuous at depth; in the south, it is tighter and mineralizing solutions have been forced into horizontal structures creating a semi-bedded deposit. Outside the perimeters of the Swordfish zone, the vein horsetails into less competent sediments (Schnell, 1989). At depth, the quartzcalcite vein develops thicknesses in excess of 30 meters in the heart of the system drilled by Santa Fe; the thickest vein intercept is 59.4 meters.

According to Metzler (1996), gold occurs as free gold. The vein is oxidized to depths in excess of 275 meters. High grade seams within the main vein average 1 to 1.5 g/t gold. Gold tenors are highly variable, ranging from near background to 68.6 g/t across 1.5 meters in hole 83.

Schnell (1989) describes hanging wall alteration as argillic to propylitic while the footwall is propylitic and/or densely silicified. The enclosing volcanics are highly pyritic with heavy dark brown to black sulfide concentrates and minor amounts of free gold (Metzler, 1995a). Small, subsidiary veinlets and fractures are more abundant, less discrete, and of lower maximum grade in the footwall than in the hanging wall. Hanging wall or footwall veinlets typically contain 1.4 g/t gold (0.04 opt gold) over 1.5 meters, or less.

Mineralization is also hosted within Triassic siltstones peripheral to the Swordfish zone breccia where there has been structural preparation, as at Don's rock, described below. Maximum gold tenors range from 665 ppb to 69,200 ppb with average tenors of approximately 500 ppb. Small quantities of gold are also found associated with quartzsulfide veinlets contained within the Triassic siltstones on the northeast margin of the Swordfish zone (eg, Holes DWM 17 and DWM 19). Gold tenors average 500 ppb but range up to 1904 ppb over an intercept of 48.8 meters (Hole DWM 019) and 69 g/t over an intercept of 1.5 meters (Hole DWM 83) at what is an apparent northeast extension of the Swordfish zone. Mineralization appears to be localized by the intersection of the diatreme-sediment contact and a steep east-west trending structure. It is also defined by a trace element soil anomaly (Schnell, 1989).6

6 Detailed information on soil geochemistry is not available to the Author; reference is made to the soil anomaly solely for disclosure purposes.

Santa Fe geologists took a tour of the Sleeper Mine in 1989 with the intent of comparing the geological characteristics of the Sleeper gold deposit and the Swordfish zone at Winnemucca Mountain (Hodges, 1989b). They found that although there were important differences, the two hydrothermal systems were very similar. While the country rock for both systems was a thick sequence of Triassic siltstones, the host rock in the immediate vicinity of the Sleeper Mine was a brecciated ash flow tuff while at Winnemucca Mountain it is a diatreme. High pre-mineral porosity was likely essential for subsequent mineralization and alteration.

Hodges (1989b) states that the structural configuration of both systems is essentially identical with both systems utilizing north-northeast trending, high-angle extensional fractures as the primary hydrothermal conduits, with younger northwest faults controlling the localization of alteration and gold mineralization at Sleeper (Nash and Trudel, 1996). Propylitic alteration is extensive, argillic alteration near absent and silica flooding is pervasive and coincident with precious-metals mineralization in both systems. Gold indicator geochemistry at both properties is characterized by anomalous silver, arsenic, antimony, mercury, bismuth and selenium, in addition to gold.

Both systems contain early, barren and pervasive quartz-pyrite flooding as veins and breccias. Sleeper has a second stage of high-grade, delicately banded veins consisting of quartz, adularia, stibnite, electrum, naumannite and tetrahedrite which range in thickness from 0.3 to 4.5 meters, averaging 1.5 meters (Wood, 1988). Alteration at Sleeper is dominated by opaline and microcrystalline silica with adularia in veins and is unusually low in chlorite and sulfide minerals. A third quartz-pyrite flooding event contains low-

grade, silver-rich, quartz, naumannite, tetrahedrite, stibnite and electrum as stockworks and "black matrix" breccias (Wood, 1986). This material seems identical in composition, texture and tenor to a late phase of the Winnemucca Mountain mineralization (Hodges, 1989b).

Sulfide-rich quartz veins encountered locally at the Swordfish zone may be similar to the banded sulfide veins mined at Sleeper (Hodges, 1989b). The banded character of the veins at Sleeper changes within 180 to 210 meters of the surface to become massive, offwhite to honey-colored quartz at depth, similar to the quartz at Winnemucca Mountain (Hodges, 1989b).

The Swordfish zone within the Winnemucca Mountain system is more continuously developed over a much greater thickness than is the Sleeper system (Hodges, 1989b). The Winnemucca Mountain vein also contains more polyphase hydrothermal brecciation while calcite is more common than at Sleeper. Both systems are localized by pre-existing breccia zones related to extensional faults.

Don's Rock

Don's Rock is an outcrop of altered, resistive weathering, silicified Triassic sedimentary rocks with anomalous Au-Ag-As-Hg-Sb geochemistry. This zone, located in the southwest corner of the WM 5 claim, was identified by Santa Fe and explored by three reverse circulation drill holes (DWM 41 to 43) in 1989. Low grade gold mineralization is associated with polyphase quartz-carbonate veins and hydrothermal breccias. Mineralization is hosted in a variably silicified, propyllitized and argillic altered siltstone irregularly interbedded with conglomerate. Pyrite occurs as fine and coarse disseminations, veinlets and fracture coatings. Initial drilling intersected low levels of elevated gold with a best interval of 3 meters grading 0.95 g/t Au from hole DWM 43 (Hodges, et al, 1989), but later reports suggest higher grade mineralization of 7.6 g/t Au across 3 meters was intersected in Hole DWM 41 (Schnell and Hodges, 1990d). No assay reports are available to be able to resolve this inconsistency on assays and hole numbers. The Don's Rock zone may represent alteration and low grade mineralization peripheral to the main Swordfish zone.

Ridge Zone

At the Ridge Zone, a resistive weathering, steeply northwest dipping, vein-like zone of quartz-carbonate breccia, subparallel to the Swordfish zone, is exposed along a strike length of some 50 meters before being covered by alluvium. Exposure is poor, but the zone appears to have a true width of about three meters. The zone does not contain any sulfides, however white clay minerals are abundant in the matrix, at least near surface. A grab sample collected by the Author returned 508 ppb gold. This area has only been tested by one prior drill hole, however results for this hole are not available.

Golden West

In the southern part of the current Winnemucca Mountain Property, gold mineralization was tested by Cordilleran Exploration (Cordex) in 1972 (Metzler, pers. comm.). No results of this program are available. Rock samples collected by Anvil Resources returned up to 0.82 g/t gold from a discontinuous breccia zone on the Golden West claims (Metzler, 1994).

Several 'prospects' indicated on the local topographic map sheet are situated within the property boundaries, however, the Author has no further information on these prospects.

EXPLORATION

Geological Mapping

Geological mapping was completed in 1986 by Arctic Precious Metals over all of Section 11 and large portions of the adjacent sections for a total of approximately 12.8 square kilometers or 1280 hectares. Much of this work was done outside of the current claim area but does cover the TJ & the T&C claim area. Geology was compiled at a scale of 1 inch = 500 feet (1:6000). The map in the Author's possession has no legend.

A map by Gierzycki (1992) shows the property area as underlain by the Winnemucca Formation intruded by several small intrusive bodies. The Winnemucca Formation is in fault contact with the Raspberry Formation in the west and on the eastern boundary. The fault is mapped as a thrust fault. No geological description of the Raspberry Formation is provided.

In 1989, Santa Fe Pacific Mining Inc. followed up Arctic's work with mapping over a much broader area in portions of sections 1, 2, 10 (Township 37N Range 38E) and 1, 12, 13, 14, 15, 22, 23 and 24 (Township 36N Range 37E). Not including large blocks of data (not from the vicinity of the present claims) that have been intentionally excised from the Santa Fe map in the Author's possession, it appears that Santa Fe's mapping covered approximately 10 square kilometers or 1000 hectares. In terms of the present claim block, their work covered the Golden West 6 to 16 claims, all of the TJ and T&C claims and the WM 2 to 4 claims. Geologic data were compiled at a scale of 1 inch = 1000 feet (1:12,000) and were digitized using AutoCAD (Hodges, et al, 1989). There is no legend on the map in the Author's possession. Hodges (1989b) states that Santa Fe also mapped the area north-northeast of the Swordfish zone in more detail (1 inch = 400 feet or 1:4800) using airphotos and acetate overlays of topography, however these data are not available.

For purposes of this report, the geology maps by Arctic and Santa Fe have been simplified and compiled as Figure 4.

Geochemical Sampling

Soil geochemical sampling is reported to have been completed by Santa Fe in 1989 (Hodges, et al, 1989), however, the extent and quality of this sampling is unknown. Sample results were digitized using AutoCAD (Hodges, et al, 1989); however none of these data are in the Author's possession. It was reported by Gierzcki (1992) that the soil surveys performed by Santa Fe gave inconclusive results and may not be a cost effective tool.

During 1985 and 1986, Arctic Precious Metals and Tenneco collected rock chip samples over most of section 11 and the eastern portion of section 10 in the vicinity of the TJ and T&C claims. Approximately 235 samples were collected during this period. During 1988, rock sampling continued to the west, concentrating on the Swordfish zone area. Rock sample results are presented as Figure 5 of this report with several anomalous areas of gold greater than 1000 ppb indicated. Anomalous gold values in surface rock samples appear to follow a northeast trend.

Surface sampling by Anvil Resources in 1995 confirmed the presence of anomalous gold but determined that few surface samples were of "ore grade" material (Metzler, 1995a). Anvil also confirmed the presence of particulate gold and performed crushing tests to determine the requisite mesh size of a pulverized sample required to achieve reasonable liberation of free gold (Metzler, 1995c). None of these data have been provided to the Author.

On February 26, 2004, the Author conducted a property examination, accompanied by Howard Metzler. During the course of this examination, three rock samples were collected by the Author to verify mineralization. Samples are described in Table 2 below and locations are plotted in Figure 5. The samples were sent to American Assay Laboratories in Sparks, Nevada where they were analyzed for gold and silver by traditional lead fire assay and for 69 additional elements by multi-element ICP-2A scan. Analytical results for gold are indicated in table 2.

Table 2
Rock Samples Collected by Author

SAMPLE NUMBER	SAMPLE DESCRIPTION	GOLD
WM-01	Grab sample of bleached, brecciated, fractured silty sediments with quartz-chalcedony veinlets from boulder pile on small alluvial fan	22 ppb
WM-02	"Don's Rock" - Selectedsample of quartz-chalcedony stockwork in bleached conglomerate with angular clasts up to 2 cm. in size	25 ppb
WM-03	Quartz-carbonate vein, no sulfides, clays in interstices, strong micro breccia texture, clasts up to 2 cm. Vein trends 037[o]	508 ppb

Auger Drill Sampling

An auger drill orientation program was initiated by Santa Fe in 1989 (Hodges, 1989b) with completion of 100 auger drill holes. Bedrock samples collected in this manner were analyzed for gold, silver, arsenic, antimony, mercury, copper, lead and zinc and abundances of these minerals were reduced to a series of bubble plots (Hodges et al, 1989) where numerical results are indicated by different sized spheres. Data were compiled at a scale of 1 inch = 1000 feet (1:12,000). The trace element rock geochemical data were examined and compared to soil data for the same elements. It was determined that auger sampling of the underlying bedrock was more useful than conventional shallow soil sampling since the resultant geochemical patterns could be correlated to areas of known mineralization delineated by deeper reverse circulation drilling (SFPM 1989). In 1990, an additional 186 auger drill holes were completed in the area north of the Swordfish zone where an IP survey had indicated anomalous results (Schnell & Hodges, 1990a).

The bubble plots for gold, silver, arsenic, antimony and mercury are in the Author's possession. For the purposes of this report, areas of elevated to anomalous geochemistry for Au, Ag, As, Sb and Hg have been digitized and are presented as Figures 6 to 10.

Zones variably anomalous in gold, silver, arsenic, antimony, and mercury are evident from the maps. The area of the Swordfish zone is anomalous in gold, silver, arsenic, antimony, and mercury. The anomalous area in the southern portion of the property appears structurally related to a series of NE trending faults and correlates to the area of drilling completed by Cordex. Ground follow-up is required to determine the significance, if any, of these anomalies.

Ground Magnetometer Survey

A detailed ground magnetometer survey was conducted by Arctic Precious Metals in March of 1988 (SFPM 1989). The Author does not have any information regarding the type of magnetometer utilized for this survey, nor whether a base station magnetometer was utilized to correct for diurnal variation.

A total of 24.2 line-kilometers was surveyed in 20 east-west trending lines over the Swordfish zone area (SFPM 1989). The total field magnetic data were contoured and plotted at a scale of 1 inch = 200 feet (1:4800).

The contoured magnetic data ranges from 49970 NT in the extreme southwest corner of the grid to 50020 NT in the southeast. These data do not clearly contribute to the understanding of this property and are, therefore, not included in this report.7

7 Reference to the ground magnetic, VLF-EM, and CSAMT surveys is made solely for disclosure.

Ground VLF-EM Survey

A detailed ground VLF-EM survey was conducted by Arctic Precious Metals during 1989 (SFPM 1989) covering 24.2 line kilometres, and was plotted at a scale of 1 inch = 200 feet (1:2400).

The contoured VLF-EM survey data from this survey show little variation. The data do not clearly contribute to the understanding of this property and are, therefore, not included in this report.

Airborne Geophysical Surveys

The minutes of a Joint Venture Committee meeting between Santa Fe and Arctic indicate that an Airborne Magnetometer survey was flown over the Krum Hills - Winnemucca Mountain area in 1989. Flight lines were spaced at 400-meter intervals (Hodges, et al, 1990) and included the present Winnemucca Mountain Property.

In February 1990, a more detailed airborne Magnetometer and VLF-EM survey was completed by Aerodat Limited over the existing Winnemucca Mountain claim area in an attempt to more closely delineate the structural and/or stratigraphic fabric of the area (SFPM 1989). Aerodat utilized a high sensitivity cesium magnetometer and an unspecified VLF-EM device, using a Motorola Mini-Ranger radar navigation system for navigation and recovery. The survey used an average east-west line spacing of 200 meters and an average north-south line spacing of 400 meters with average terrain clearance of 60 meters and sensor clearance of 45 meters. The calculated vertical magnetic gradient and total field VLF-EM data were plotted in color at a scale of 1:12,000.

Magnetic contour data outline several north to northeast trending magnetic highs, one of which coincides with the Swordfish zone (Figure 11).

The airborne VLF-EM data do not show correlation with areas of known mineralization on Winnemucca Mountain and are, therefore, not presented in this report.

CSAMT

A Controlled Source Audio-Frequency Magneto-Telluric (CSAMT) survey was completed by Santa Fe in 1989 (Hodges, 1989). However, these data were not available to the author at the time of this report preparation.

Induced Polarization

In late 1989, Santa Fe Pacific contracted Great Basin Geophysical Inc. to perform a Gradient Array IP orientation survey (SFPM 1989). The orientation survey was successful and a gradient array survey, including chargeability and resistivity, was completed over a 2.6 square kilometer area centered on the Swordfish zone. According to Hodges, et al (1989), the results clearly identified the Swordfish, Don's Rock, and other areas of mineralization and silicification. Hodges, et al, (1989) state, "This (technique) promises to be an indispensible tool in the recognition of other blind targets within the JV area". Ground follow-up in an area of anomalous resistivity along the eastern margin of the Swordfish zone area was found to correlate with a zone of quartz veining which strikes N-S and dips near vertically (Hodges, et al, 1990). Only one map remains of this survey; a resistivity contour map with local grid coordinates that cannot be referenced to other maps in the Author's possession. Therefore, the Great Basin IP data are currently of little value.

In 1996, Practical Geophysics of Salt Lake City, Utah was retained by Anvil Resources to conduct a gradient array resistivity and spontaneous potential survey (Fox, 1996). The survey was conducted between April 8 and 20, 1996 by a four-person crew. A total of 45 line-kilometers was surveyed over two grids. The northernmost grid (Grid 1) was centered 500 meters west of the common corner of sections 10, 11, 14 and 15 to cover the Swordfish zone, and Grid 2 was centered 450 meters west of the common corner of sections 14, 15, 22 and 23 to cover the Golden West claims. A 30-meter measuring dipole was used to measure signal strength along east-west grid lines spaced 60 meters apart (Fox, 1996). Survey data were presented as contoured apparent resistivity and contoured spontaneous potential gradient at a scale of 1 inch = 500 feet. It should be noted that numerical data on maps are hand-written, then copied and are partly illegible.

Areas of anomalous resistivity outlined by the gradient array survey in Grid 1 (Fox, 1996) are presented as Figure 12 of this report. Contours indicate that resistivity ranges from less than 20 to 700 ohm-meters, outlining a strong northwest to northeast trending linear which correlates extremely well with the surface projection of the Swordfish zone (Metzler, 1996). A second highly resistive target zone was outlined to the east. Apparent resistivity on Grid 2 is much lower, seldom exceeding 200 ohm-meters, and those data are not presented in this report.

Spontaneous potential gradient, measured in millivolts, is extremely low over both grids (Fox, 1996), showing no variation over the known mineralized zones.

Trenching

Bulldozer trenching was completed on the Winnemucca Mountain Property by St. Joe in 1982. This trenching was not successful in reaching bedrock due to thick pediment cover (St. Joe American, undated Internal Memo).

In 1995, Anvil Resources proposed extensive surface trenching, combined with shallow drilling, along the blocked resource zones in an attempt to delineate shallow mineralization (Metzler, 1995b). The author has seen no indication that the proposed trenching was carried out or results thereof.

DRILLING

During 1987 and 1988, Arctic Precious Metals Inc. drilled 5 vertical reverse circulation drill holes8 (573 meters) and 7 diamond drill holes (637.2 meters). Between 1988 and 1990, Santa Fe Pacific Mining drilled a total of 73 additional reverse circulation drill holes for 15,993 meters. Most of the holes were vertical. Four of these holes (29, 39, 59 and 71) were re-entered and extended by diamond drilling. The exact amount of the diamond drill footage is unknown since the last two holes were not logged and are evidenced only by photographs but it as at least 145.6 meters.

8 The author has not examined any drill core or cuttings from the Winnemucca Mountain property.

In addition to the above, eleven additional drill holes are evident on the drill hole location map provided by Paul A. Hawkins & Associates Ltd. These drill holes are numbered DKH 5, 11, 12 and CWM 6, 7, 8, 9, 10, 11, 12 and 29. The holes were all collared to test the Swordfish zone and are shown on cross sections prepared by Santa Fe Pacific Mining indicating that the holes were drilled prior to Santa Fe's involvement. However, it is not clear if these holes were renumbered from (or to) the DMW series holes reported elsewhere by Santa Fe. The Author is not aware of who drilled these holes, nor are the drill logs or assay results in his possession. It should also be noted that several of these holes were used in Santa Fe's (non-NI 43-101 compliant) resource calculation (see Item 19 in this report).

All of the above drill data were digitized and cross sections were produced using AutoCad (Schnell & Hodges, 1990b). A computer program called Geostat was utilized to develop a cross-sectional resource estimate for the Swordfish zone (Schnell & Hodges, 1990b). Drill hole collar locations are shown on Figures 13 and 14 of this report. Sample recoveries were locally poor and therefore assays and sample widths may not be accurate (Schnell & Hodges, 1990b; Metzler, pers. comm.).

Reverse circulation drill hole cuttings were sampled on 1.5 meter intervals. Diamond drill core was split and also sampled at 1.5 meter intervals except where those intervals were bisected by geological controls, in which case, smaller samples were collected. All analytical certificates included with drill logs9 in the Author's possession indicated that drill core and cutting samples were sent to Chemex Labs Inc. in Sparks, Nevada where gold was analyzed by Fire Assay. Various combinations of gold indicator elements were also analyzed. Drill samples were often composited following Fire Assay for detection of indicator elements.

9 Not all drill logs and assay reports are available to the author.

Most of the previous drilling concentrated on exploring and defining the Swordfish zone. During 1990, the upper oxidized portion of the zone was drilled on 61 meter centers to depths rarely exceeding 100 meters. Drilling confirmed that the vein horsetails toward the surface where the tenor of gold mineralization decreases (Schnell & Hodges, 1990a). Grid drilling failed to increase the grade of the Swordfish zone area but enough data were collected to allow a non NI 43-101 compliant gold resource estimate to be made for the main Swordfish zone (Schnell, 1990). It was agreed (by the JV partners) that although deep core testing of the quartz vein did encounter thick zones of mineralized quartz vein demonstrating the significant vertical continuity of the system, the tenor of the gold mineralization did not increase with depth (SFPM 1989). No further work was recommended in this area.

Three holes drilled to test mineralization in the Don's Rock area returned only erratic, unoxidized gold mineralization (SFPM 1989). The best Au interval was three meters of 948 ppb (Hodges, et al, 1989). The true thickness of the interval is unknown. Participants at an Arctic/Santa Fe joint venture meeting in 1989 agreed that IP Resistivity data suggested that the central parts of the Don's Rock target had yet to be drill tested and a coincident IP low/Resistivity high in this area suggested the possibility of shallow, oxidized mineralization.

Eight drill holes (DWM 78 to 85) were completed during 1990 to test various geophysical anomalies and lineaments outside of the Swordfish zone (Schnell & Hodges,

1990a). Not all of these holes are shown on the drill hole location maps in the Author's possession and grid coordinates given on drill logs use different origins and have been rounded off. The Author assumes no responsibility for the correct location of these holes as plotted on Figures 13 and 14. Seven of the eight holes intersected gold mineralization in silicified or quartz veined Triassic siltstone with mineralized intervals ranging from 1.5 to 59.4 meters in width. The relationship between the sample length and the true thickness of the mineralization is unknown. The best intervals consisted of 1.5 meters grading 69 g/t gold in DWM 83 and 9 meters averaging 1538 ppb Au encountered in DWM 85, associated with open space filling and replacement silicification along the down-dip projection of a densely silicified fault breccia found at the surface (Schnell & Hodges, 1990c).

TABLE 3
SELECTED DRILL HOLE RESULTS

Drill hole	Area	From-To	Interval[10]		Grade	Grade
		(Ft)	(Ft)	(m)	OptAu	g/t Au
DWM 014	Swordfish	190-195'	5'	1.5	0.413	14.2
DWM 015	Swordfish	55-85'	35'	10.7	0.070	2.4
015	Swordfish	145-150'	5'	1.5	0.094	3.2
DWM 019	Swordfish	15'-45'	30'	9.1	0.027	0.9
DWM 026	Swordfish	610-615	5'	1.5	0.101	3.5
DWM 027	Swordfish	510-525'	15'	4.6	0.052	1.8
027	Swordfish	875-890'	15'	4.6	0.029	1.0
DWM 028	Swordfish	360-425'	65'	19.8	0.031	1.1
DWM 030	Swordfish	845-900	55'	16.8	0.040	1.4
DWM 032	Swordfish	25-35'	10'	3.0	0.173	5.9
DWM 038	Swordfish	675-700	25'	7.6	0.051	1.7
DMW 039	Swordfish	1100-1105'	5'	1.5	0.156	5.3
039	Swordfish	1342-1347'	5'	1.5	0.243	8.3
DWM 041	Don's Rock	455-465	10'	3.0	0.223	7.6
DWM 045	Swordfish	70-80'	10'	3.0	0.164	5.6
DWM 053	Swordfish	265-290'	25'	7.6	0.047	1.6
DWM 055	Swordfish	250-255'	5'	1.5	0.259	8.9
DWM 066	Swordfish	645-690'	45'	13.7	0.114	3.9
DWM 077	Swordfish	615-635'	20'	6.1	0.058	2.0
DWM 083	Swordfish ext	460-465'	5'	1.5	2.002	68.6
Note: Data from Santa Fe Drill Logs

10 Interval refers to apparent drill intercept. Insufficient data are available to determine true width.

SAMPLING METHOD AND APPROACH

The extent of soil and rock geochemical sampling completed by previous workers is unknown due to missing data; therefore the Author cannot attest to the sampling methods used, nature or spacing of samples collected, or the quality of the sampling procedures.

Santa Fe Pacific Mining utilized an auger drill to collect a total of 286 bedrock samples from overburden covered areas. This sampling occurred sporadically over an area of approximately 18 square kilometers that included the present claim area and extensive ground to the east. It appears that over 80% of the total samples were collected within the existing claim area. Sample collection was along lines in some areas and as sporadic groupings in other areas, possibly due to access limitations for the auger drilling equipment. Easterly trending grid lines were sampled in the Don's rock area and north of the Swordfish zone. Sample holes were drilled at 30 meter intervals along 60 meter spaced lines. East of the Swordfish zone, northerly trending lines were spaced 120 meters apart with samples collected at 60 meter intervals. The Author cannot comment on the sampling methods, nor can he comment on possible sample bias, due to missing data.

Reverse circulation drill hole cuttings were sampled on 1.5-meter intervals, and diamond drill core was split and also sampled at 1.5 meter intervals except where those intervals were bisected by geological controls, in which case, smaller samples were collected. A total of at least 17,348 meters11 of drilling has been completed, with approximately 11,340 samples collected from the drill holes. No data are available to indicate sampling methods or parameters used to establish the sampling interval, however, based on Santa Fe's reputation and success at finding gold deposits elsewhere in Nevada, sampling methods for all of Santa Fe's drilling programs are considered appropriate.

11 Most but not all of this drilling was performed within current limits of Winnemucca Mountain property.

SAMPLE PREPARATION, ANALYSES AND SECURITY

The Author is not familiar with any of the sample preparation methods or quality control measures employed prior to dispatch of rock, soil or drill samples to an analytical or testing laboratory, nor can he describe the method or process of sample splitting and reduction with regard to either reverse circulation cuttings or diamond drill core recovered during prior drilling programs on the Winnemucca Mountain property.

Of the analytical certificates included with drill logs, it appears that all samples12 of diamond drill core and reverse circulation cuttings collected by Santa Fe were sent to Chemex Labs Inc., an ISO registered facility, in Sparks, Nevada. Core and cutting samples were analyzed for gold by traditional fire assay using a 30 gram sample. The lower detection limit for this method was 5 ppb gold. Most of the holes drilled by Santa Fe Pacific Minerals were also analyzed for Ag, As, Sb, Hg, Cu, Pb, Zn, Mo, W, Bi, Sn, Te, Ba and Se (Schnell, 1989). Many of Santa Fe's samples were combined after fire assaying with subsequent analysis for indicator elements performed on four-sample composites. In addition to fire assay for gold, Arctic performed As and Hg analyses on their five reverse circulation holes; it is unknown what analyses were performed for the seven diamond drill holes since the analytical certificates are missing.

12 Not all drill logs and assay certificates were available for review by the author.

The Author cannot comment on any security measures that may have been taken to ensure the validity and integrity of any of the samples collected by previous workers on the Winnemucca Mountain Property. Based on Santa Fe's reputation and success at finding gold deposits elsewhere in Nevada, there is currently no reason to suspect that the available Santa Fe drill data are anything but reliable.

The three samples collected by the Author in 2004 were personally collected, maintained and delivered to American Assay Laboratories in Sparks, Nevada where they were subjected to conventional lead fire assay for gold, and a multi-element ICP-2A scan for 69 elements.

No aspect of the sample preparation was conducted by an employee, officer, director or associate of AHL Holdings or Evolving Gold.

DATA VERIFICATION

In the minutes of an Arctic/Santa Fe joint venture meeting, potential problems associated with the coarse gold in the Swordfish zone were discussed (SFPM, 1989). It was noted that the partners had evaluated the geochemical data and check assays, and did not feel that potential mineralization was being significantly under-estimated. They concluded that no changes were required to their drill sampling procedures (SFPM 1989). The reference to check assays indicates that such procedures were followed although the author has not seen evidence of such. The Swordfish zone is completely pediment covered and therefore the author was not able to collect any verification samples.

Based on the reputation of Santa Fe and the geologists who performed and supervised prior exploration work on the Winnemucca Mountain Property, the quality of existing data is believed to be sufficient to make the interpretations and conclusions in this report.

Three rock samples were collected by the Author during the course of a property examination for data verification purposes. The samples, one grab and two selected samples, were taken to confirm mineralization and, as such, were not unbiased samples. The author's samples from the Don's Rock area returned low gold values, confirming the low gold values reported at surface by Santa Fe (Hodges, et al, 1989). A sample collected by the author at the Ridge zone returned 508 ppb gold, corresponding well with the 100 ppb to 1000 ppb gold values reported by Arctic Precious Metals.

ADJACENT PROPERTIES

There are no known mineral deposits on properties adjacent to the Winnemucca Mountain Property that would aid in assessing the economic potential of the Winnemucca Mountain Property. Even if such a mineral deposit were identified, it would not necessarily be indicative of potential mineralization on the property that is the subject of this technical report.

There are numerous mineral occurrences, deposits and mines in the general vicinity of the Winnemucca Mountain Property that have been summarized in this report under "Deposit Types". None of those properties offer any certainty of the type or quantity of mineralization on the Winnemucca Mountain property.

MINERAL PROCESSING AND METALLURGICAL TESTING

In 1995, Anvil Resources confirmed the presence of particulate gold and performed crushing tests to determine the requisite mesh size of a pulverized sample to achieve reasonable liberation of free gold for fire assay purposes (Metzler, 1995c). Sampling was restricted to surface outcrops, float and dump samples. Samples weighing a minimum of 10 pounds (4.5 kg) were crushed in a jaw crusher and cone crusher, and then concentrated on a Eutectic table. Cones were visually examined for free gold then amalgamated with mercury in a tumbler. The amalgam was parted with nitric acid and the remaining gold weighed on a Cahn 23 microbalance. The mercury was subsequently analyzed for gold to monitor contamination, and those results were factored into the final results (Metzler, 1995c).

According to Metzler (1995c), insufficient grinding capabilities allowed only 50% of the samples to be crushed below - 20 to 30 (Tyler) mesh. The size of the particulate gold recovered indicated that at least 90% of the sample would have to be pulverized to smaller than - 150 (Tyler) mesh would be required for reasonable liberation of the free gold.

Metzler (1995c) amalgamated five samples, reporting on the results of two. A ten pound (4.5 kg) sample returned 0.0251 opt (0.86 g/t) gold and a 20 pound (9.1 kg) sample returned 0.0254 opt (0.87 g/t).

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Santa Fe Pacific Gold Corp. utilized a computer program called Geostat to calculate a cross-sectional resource estimate for the Swordfish zone area (Schnell and Hodges, 1990b). Santa Fe estimated that the Swordfish zone contained 4.15 million tonnes grading 0.82 g/t gold (4.58 million tons grading 0.028 opt gold) at a 0.29 g/t cutoff (0.01 opt cutoff; Schnell and Hodges, 1990b). All resource calculations were based on arithmetic averages (Metzler, 1994). Most of this resource is confined to the main quartz vein at a depth of approximately 200 meters (700 feet), along a strike length of approximately 670 meters (2200 feet; Metzler, 1995b). This resource is not NI 43-101 compliant, is presented for disclosure purposes only, and therefore should not be relied on.13

13 The resource calculated by Santa Fe has not been verified by the Author and the Author has no opinion as to its reliability.

OTHER RELEVANT DATA AND INFORMATION

During the course of Santa Fe's 1989 mapping program, all potentially hazardous workings were located (Hodges, 1989b). These were fenced and posted with warning signs during December 1989 (Hodges, et al, 1990).

INTERPRETATION AND CONCLUSIONS

The Winnemucca Mountain Property is a gold prospect at an early stage of exploration. There are no known economic mineral deposits on the property. Although it is always difficult to quantify geological merits, an extensive but incomplete database on geology, mineralization, and location suggest that the Winnemucca Mountain property has significant potential.

The property is underlain by locally calcareous siltstone and conglomerate of the Triassic Winnemucca Formation. These strata are intruded by mid to upper Mesozoic granitoid rocks, which have, in turn, been intruded and/or unconformably overlain by a complex of Tertiary (Miocene?) volcanic breccias, flows, and tuffs. The geologic setting is interpreted as suitable for hosting gold deposits, especially of an epithermal style that is well known in northern Nevada.

Modern exploration work on the Winnemucca Mountain Property has consisted of geological mapping, geochemistry, geophysics, and at least 17,348 meters of drilling. The most recent work on the property was in 1995. Records of prior work are incomplete, thereby making conclusive interpretations difficult.

At the Sleeper deposit, located 40 km northwest of Winnemucca Mountain, gold mineralization is localized in narrow high-grade veins which were consistently missed during exploration drilling on 30-metre centers. These narrow veins were finally delineated by drilling on 9-metre centers. Drilling to date at the Swordfish zone has not intersected any high grade structures but drilling was, at best, carried out on 60-metre centers. The Sleeper deposit and the Winnemucca Mountain property have similar geochemistry, structure, alteration, and host rocks.

The most significant mineral occurrence now known on the Winnemucca Mountain Property is the Swordfish zone, a north to northeast-trending, low sulfide, gold bearing, quartz-carbonate vein discovered by drilling in a pediment-covered area. The zone is controlled by multiple faults within a diatreme complex. A non-NI 43-101 compliant resource is currently too small and low grade to be of economic interest, especially considering that the zone occurs at a depth of approximately 200 meters below surface.

High grade drill intercepts reported from Winnemucca Mountain, including 69 g/t gold across 1.5 meters, based on wide-spaced drill centers, indicate that gold grades within the area of the Swordfish zone are irregular and higher grade zones may be found with more detailed drilling.

At the Don's Rock zone, drill testing of chalcedonic breccias carrying less than 50 ppb gold and anomalous mercury on surface returned up to 948 ppb gold in drill holes. While this grade is not of economic interest, the increase in grade with depth is suggestive of vertically zoned epithermal-style precious metal mineralization that has been well documented in similar geological settings at Midas, El Penon, and elsewhere.

Anomalous gold mineralization in a well-developed, low-sulfide, quartz-carbonate breccia vein at the Ridge zone may represent the surface expression of higher grade gold mineralization at depth. This area is located within an area of variably anomalous concentrations of gold, silver, arsenic, and mercury in rock and soil samples, high magnetic relief, and directly on the projected strike of a zone of high resistivity. The Ridge zone represents the potential surface expression of vertically-zoned epithermal precious metal mineralization. Anomalous gold values on surface combined with the style of mineralization and alteration are not unlike Midas. A single drill hole with unknown results has not adequately tested this area.

Most of the drilling completed to date on the Winnemucca Mountain property has been concentrated in the Swordfish zone area. In addition to the Ridge and Swordfish Zones, there are many untested, or partially tested, gold exploration targets consisting of a combination of outcropping vein-type mineralization, geochemical anomalies, and geophysical anomalies identified during previous work programs.

Results of exploration work on the Winnemucca Mountain Property have successfully identified blind gold mineralization covered by an extensive blanket of pediment at the Swordfish zone. None of the zones currently have sufficient resources to be of economic interest. In order to advance the property, the currently known mineralization at the Swordfish zone will have to be increased, either in terms of tonnages or grade, or both, and in compliance with NI 43-101, or new zones of mineralization will have to be found.

The density of prior drill holes at the Swordfish mineralized body does not preclude the possibility that higher grade zones of gold mineralization remain to be found within the previously drill tested area. The high grade intercept reported in hole DWM 83 at the Swordfish zone has not yet been followed up. This intercept is located 500 meters northeast of the Swordfish Zone, in one of the last holes of the last drilling campaign on the property. There is adequate untested ground on the Property, in particular northeast of the Swordfish zone, to potentially host new zones of gold mineralization and achieve a substantial increase in tonnages and possibly grade.

Outside of the known mineralized zones, there are multiple untested exploration targets comprised of a combination of rock geochemical anomalies, soil geochemical anomalies, and geophysical anomalies of a similar magnitude to the anomalies that have resulted in the discovery of bedrock mineralization at the Swordfish zone by follow-up drilling.

Mineral exploration, by nature and by definition, is an uncertain and highly results dependent undertaking. It is possible, in fact likely, that the collection of new data as part of the recommended work program below will produce constantly evolving interpretations, targets, methods, and budgets. Accordingly, it is not possible to accurately predict appropriate work or budgets for all mineral exploration programs. Modification of the work program recommended herein may be acceptable or even necessary as the work progresses, in the discretion of an appropriately qualified person, provided that the qualified person is aware of all relevant and available data and budget limitations. Therefore it will be necessary to have a qualified person closely supervise the recommended work program and monitor the results thereof to maximize exploration efficiency.

Results of exploration to date on the Winnemucca Mountain property are sufficient to justify continued exploration. However, all future exploration will be speculative and involve risk, and therefore it can not be stated with certainty that additional exploration will be successful in advancing the property.

RECOMMENDATIONS

The following two-stage work program, where the second stage is contingent on an economic evaluation of results obtained in the first, is recommended:

Stage 1

1. Attempt to obtain all missing exploration data from prior operators, in particular Arctic Precious Metals and Cordex Exploration. Carry out a thorough compilation and review of existing exploration data. Acquire additional land if necessary.

2. Map the entire property and surrounding areas at a scale of 1:5000 or more detailed. Special attention must be paid to understanding structure, and to investigate outcropping gold mineralization reported at the eastern part of the property.

3. Complete reconnaissance scale soil sampling over the entire property, with more detailed sampling in the area of the Swordfish and Ridge Zones, and other potential targets. Given the extensive pediment cover, sampling for conventional multi-element geochemical analyses must be completed with an auger or other type of mechanized equipment capable of collecting samples at five meters or more below surface, or alternatively selective leach methods could be considered. Interpretation of soil geochemical results must assess the potential effects of narrow mineralized shoots and vertically zoned mineralization.

4. Carry out CSAMT and/or Induced Polarization surveying as orientation and reconnaissance in the known Swordfish and Ridge Zones, and expand survey area if positive results are obtained.

Stage 2 (Contingent on positive results obtained in Stage 1)

1. Continue exploration by reverse circulation drilling.

Costs for the recommended work program are estimated below:
Stage 1
Data compilation, geological mapping, and supervision:	$ 15,000
Soil sampling:	25,000
Geophysical surveys:	15,000
Analytical costs:	10,000
Meals and accommodations:	5,000
Truck rentals, fuel, communications, travel, and supplies:	10,000
Report preparation and independent consulting:	10,000
Contingencies:	10,000

Total estimated cost, Stage 1:	US $ 100,000

Stage 2
Drilling; 3,000 meters @ $50/meter:	$ 150,000
Geological support and supervision:	20,000
Analytical costs:	25,000
Meals and accommodations:	15,000
Truck rentals, fuel, communications, travel, and supplies:	15,000
Report preparation and independent consulting:	15,000
Permitting, road building, and reclamation:	20,000
Contingencies:	40,000

Total estimated cost, Stage 2:	$ 300,000

Total Estimated Cost, Stages 1 and 2:	US $ 400,000

The character of the Winnemucca Mountain property is of sufficient merit to justify the recommended two-stage, success contingent, work program. Any potential successive stages will require a thorough compilation and evaluation of results obtained following the completion of Stages 1 and 2 recommended in this report.

Respectfully submitted;

[seal]

Harmen J. Keyser, P.Geol.

January 20, 2005

REFERENCES

Bokich, J.C. 1989:
Cover letter to The Bureau of Land Management, Winnemucca District office re: permitting of 1989 drill program by John C. Bokich of Santa Fe Pacific Mining, Inc.

Bowell, R.J.; Hunerlach, M.P.; Parshley, J.; Sears, S., 2000:
The Ten Mile Mining District, Winnemucca, Nevada: Geology, Mineralogy and Supergene Gold Enrichment; Geology and Ore Deposits 2000: The Great Basin and Beyond. Geological Society of Nevada, Proceedings Volume 1, pp. 349 to 363.

Burke, D.B. and Sieberling, N.J., 1973:
The Auld Lang Syne Group of Late Triassic and Jurassic Age, north central Nevada. U.S.G.S. Bulletin 1394-E.

Cheong, S., Peters, S.G., and Iriondo, A., 2000:
Summary of Structural Setting and Fluid Characteristics of Low-Sulfide Au-Quartz Veins in Northwestern Nevada; In: Geology and Ore Deposits 2000, The Great Basin and Beyond. J.K. Cluer, J.G. Price, E.M. Struhsacker, R.F. Hardyman, and C.L. Morris, editors. Geological Society of Nevada Proceedings, p.473 to 506.

Conrad, J.E. and McKee, E.H., 1996:
High-precision 40Ar/39Ar ages of Rhyolitic Host Rock and Mineralized Veins at the Sleeper Deposit, Humboldt County, Nevada. In: Geology and Ore Deposits of the American Cordillera, A.R. Coyner and P.L. Fahey, editors. Geological Society of Nevada, p. 257-262.

Fox, R.C., 1996:
Winnemucca Mountain Project Gradient Array Grid Resistivity Survey, for Anvil Resources, Ltd; Practical Geophysics, Inc., April 1996.

Gierzcki, G., 1992:
Winnemucca Mountain, Additional Field Work , Correspondence addressed to John Buffa, dated March 19, 1992.

Goldstrand, P.M. and Schmidt, K.W., 2000:
Geology, Mineralization, Ore Controls at the Ken Snyder Gold-Silver Mine, Elko County, Nevada. In: Geology and Ore Deposits 2000, The Great Basin and Beyond. J.K. Cluer, J.G. Price, E.M. Struhsacker, R.F. Hardyman, and C.L. Morris, editors. Geological Society of Nevada Proceedings, p. 265-287.

Grauch, V.J.S., Rodriguez, B.D., and Wooden, J.L., 2000:
Geophysical and Isotopic Constraints on Crustal Structure Related to Mineral Trends, North Central Nevada. Abstract. In: Geology and Ore Deposits 2000, The Great Basin and Beyond. J.K. Cluer, J.G. Price, E.M. Struhsacker, R.F. Hardyman, and C.L. Morris, editors. Geological Society of Nevada Proceedings, p. A11.

Hodges, W.A., 1989a:
Winnemucca Mountain Project Update, Santa Fe Pacific Mining, Inc. internal correspondence dated May 8, 1989.

Hodges, W.A., 1989b:
Monthly Activity Report, Santa Fe Pacific Mining, Inc. dated October 6, 1989.

Hodges, W.A., Schnell, C.W. and Muntean, J.L., 1989:
Santa Fe Pacific Mining, Inc. Monthly Activity Report for the period 10/27/89-11/30/89, dated December 11, 1989.

Hodges, W.A., Schnell, C.W. and Muntean, J.L., 1990:
Santa Fe Pacific Mining, Inc. Monthly Activity Report for the period 12/1/89-12/20/89, dated January 2, 1990.

Leavitt, E.D., Goldstrand, P.M., Schmidt, K., Wallace, A.R., Spell, T., and Arehart, G.B., 2000:
Geochronology of the Midas Gold-Silver Deposit and its Relationship to Volcanism and Mineralization along the Northern Nevada Rift. Geological Society of Nevada, 2000 Field Trip Guidebook.

Metzler, H., 1994:
A Synopsis of Geologic Data Compiled by Santa Fe Mining Co. Covering the North and West Sides of the Winnemucca Mountain Project; Private report by Kayzak Resources, October 17, 1994.

Metzler, H., 1995a:
Report for Anvil Resources. Private report by Kayzak Resources, May 21, 1995.

Metzler, H. V., 1995b:
Proposed budget. Private report for Anvil Resources Ltd. by Kayzak Resources, July 30, 1995.

Metzler, H., 1995c:
Report for Anvil Resources Ltd. Private report by Kayzak Resources, August 8, 1995

Metzler, H.V., 1996:
Budget proposals for Anvil Resources by Kayzak Resources, March 21, 1996 and January 7, 1996.

Moore, S.C., 1987:
Winnemucca Mountain Prospect Evaluation, private report for Arctic Precious Metals Inc., February 12, 1987.

Nash, J.T., Utterback, W.C., and Saunders, J.A., 1991:
Geology and Geochemistry of the Sleeper Gold Deposits, Humboldt County, Nevada, an Interim Report. In: Geology and Ore Deposits of the Great Basin. G.L. Raines, editor. Geological Society of Nevada, p. 1063-1084.

Nash, J.T. and Trudel, W.S., 1996:
Bulk Mineable Gold Ore at the Sleeper Mine, Nevada - Importance of Extensional Faults, Breccia, Framboids, and Oxidation. In: Geology and Ore Deposits of the American Cordillera, A.R. Coyner and P.L. Fahey, editors. Geological Society of Nevada, p. 235-256.

Price, J.G., Henry, C.D., Castor, S.B., Garside, L., Faulds, J.E., 1999:
Geology of Nevada; Nevada Bureau of Mines and Geology, University of Nevada, Rocks and Minerals magazine, November 1999.

Redfern, R. and Rowe, W.A.; 2003:
Technical Report on the Sleeper Gold Property, Slumbering Hills, Awakening Mining District, Humboldt County, Nevada, USA. NI 43-101 report written for X-Cal Resources Ltd., Dec. 2, 2003

Robbins, C.H., 2000:
Geology of the El Penon Gold-Silver Deposit, Northern Chile. In: Geology and Ore Deposits 2000, The Great Basin and Beyond, J.K. Cluer, J.G. Price, E.M. Struhsacker, R.F. Hardyman, and C.L. Morris, editors. Geological Society of Nevada, proceedings, p. 219-232.

Romberger, S.B., 1990:
Transport and Deposition of Precious Metals in Epithermal Deposits. In: Geology and Ore Deposits of the Great Basin. Geological Society of Nevada, Proceedings, p. 219-232.

Santa Fe Pacific Mining, Inc. and Arctic Precious Metals, Inc., 1989:
Joint Venture Meeting Minutes - November, 1989, dated December 7, 1989.

Schnell, C.W., 1989:
The Geochemistry of the Winnemucca Mtn. JV, Santa Fe Pacific Mining, Inc. internal report addressed to W.A. Hodges dated September 4, 1989.

Schnell, C.W., 1990:
Santa Fe Pacific Mining, Inc. Monthly Activity Report for the period 10/27/90-11/23/90, dated December 6, 1990.

Schnell, C.W. and Hodges, W.A., 1990a:
Santa Fe Pacific Mining, Inc. Monthly Activity Report for the period 5/26/90-6/22/90, dated July 5, 1990.

Schnell, C.W. and Hodges, W.A., 1990b:
Santa Fe Pacific Mining, Inc. Monthly Activity Report for the period 8/25/90-9/22/90, dated September 28, 1990.

Schnell, C.W. and Hodges, W.A., 1990c:
Santa Fe Pacific Mining, Inc. Monthly Activity Report for the period 9/23/90-10/26/90, dated November 5, 1990.

Stewart, J.H., 1980:
Geology of Nevada. Nevada Bureau of Mines and Geology, Special Publication 4, 136 p.

Stewart, J.H. and Carlson, J.E., 1976:
Geologic Map of North-Central Nevada. Nevada Bureau of Mines and Geology, MacKay School of Mines, University of Nevada-Reno, Map 50.

Tingley, J.V., 1998:
Mining Districts of Nevada, Second Edition. Nevada Bureau of Mines, Report 47.

Willden, R., 1964:
Geology and Mineral Deposits of Humboldt County, Nevada; Nevada Bureau of mines and Geology Bulletin 59, MacKay School of Mines, University of Nevada-Reno.

Wood, J.D.,1986:
General Geology of the Sleeper Gold deposit, Humboldt County, Nevada; Precious-Metal Mineralization in Hot Springs Systems, Nevada-California, Nevada Bureau of Mines and Geology, Report 41, September 1986.

Wood, J.D., 1988:
Geology of the Sleeper Gold Deposit, Humboldt County, Nevada. In: Bulk Mineable Precious Metal Deposits of the Western United States, R.W. Schafer, J.G. Cooper, and P.G. Vikre, editors. Symposium Proceedings, Geological Society of Nevada

DATE

The effective date of this report is January 20, 2005.

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The Winnemucca Mountain property is a mineral prospect at a pre-development stage of exploration and no additional requirements are applicable to this technical report on the Winnemucca Mountain property.

STATEMENT OF QUALIFICATIONS

I, Harmen J. Keyser, hereby certify that:

1. This Statement of Qualifications and the accompanying technical report have, to the extent possible, been prepared in accordance with National Policy 43-101 and Form 43-101F1.

2. I am an independent consulting geologist with office at 191 Grandview Heights Road, Gibsons, B.C., Canada.

3. I am a graduate of Saint Mary's University, Halifax, with a degree in geology (B.Sc., 1981).

4. I have been employed as a geologist on a full-time and part-time basis continuously since 1978.

5. I am a Licensee of the Northwest Territories Association of Professional Engineers, Geologists and Geophysicists (L1034).

6. I am a "Qualified Person" as defined in National Instrument 43-101.

7. I am independent of AHL Holdings Ltd. and Evolving Gold Corp. in accordance with section 1.5 of National Instrument 43-101.

8. I am the author of this report on the Winnemucca Mountain property, which is based on my personal examination of the Property on February 26, 2004 and on data from referenced sources. I am not aware of any material fact or material change with respect to the subject matter of this report which is not reflected in this report.

9. I have read National Instrument 43-101 and Form 43-101F1.

10. I consent to the use of this report by Evolving Gold Corp. for any purpose deemed necessary, provided that no portion is used out of context in such a manner as to convey a meaning differing materially from that set out in the whole.

[seal]

Harmen J. Keyser, P.Geol.

January 20, 2005

34

Figure 1 – Location Map

EVOLVING GOLD CORP.
WINNEMUCCA PROPERTY LOCATION MAP
HUMBOLDT COUNTY, NEVADA
January 2005
Figure 1
1:1,250,000
0
25
50 Miles
Location Map
Nevada
RENO
HUMBOLDT COUNTY
Legend
Humboldt County Line
Gold Mine
Winnemucca Property
Twin Creeks
Getchell / Turquoise Ridge
Midas
Pinson
Preble
Marigold
Goldstrike
Carlin
Battle Mountain
Lone Tree
National
Sleeper
Sandman
Ten Mile
Hycroft
(Crofoot-Lewis)
Rosebud
Florida Canyon
Relief Canyon
Denio
McDermitt
Orovada
Winnemucca
Carlin
Battle Mountain
Lovelock
Gerlach

*Winnemucca Mountain Property* *January 2005*

35

Figure 2 – Claim Map

432000
433000
434000
435000
436000
4542000
4541000
4540000
4539000
4538000
4537000
N
S
E
W
WM #1
WM #2
WM #3
WM #4
WM #5
WM #6
WM #8
WM #10
Golden West Fraction A
Golden West Fraction B
Golden West #19
Golden West #18
Golden West #17
Golden West #16
Golden West #15
Golden West #14
Golden West #12
Golden West #13
Golden West #10
Golden West #11
Golden West #8
Golden West #9
Golden West #6
Golden West #7
Legend
CLAIM BOUNDARY
1:24,000
0
EVOLVING GOLD CORP.
CLAIM MAP
WINNEMUCCA PROJECT
HUMBOLDT COUNTY, NEVADA
January 2005
Figure 2

*Winnemucca Mountain Property* *January 2005*

36

Figure 3 – Regional Geology

Tb
Tb
Krum Hills
Tat
Tb
Trs
Tb
Tat
Shively
Trs
Trs
Trs
Tat
Tat
Qal
Tb
Trs
Td
Qal
KJg
KJg
Winnemucca Mountain
Swordfish
Qal
Trs
Pride of the West
Trs
Qal
Tat
Qal
N
4541667N
439091E
117°45'
41°00'
95
40
49
95
Winnemucca
0
1
2
Kilometres
LEGEND
Qal Quaternary alluvium
Tb Tertiary basalt
Tat Tertiary andesite & tuff
Td Tertiary diatreme
KJg Cretaceous-Jurassic granite & hornfels
Trs Triassic siltstone & conglomerate
Contact
Fault
Road
Gold Occurrence
Claim Boundary
EVOLVING GOLD CORP.
Winnemucca Property, Humboldt County, Nevada
REGIONAL GEOLOGY
Scale: see bar scale
UTM NAD 27
January 2005
By CIH
Figure 3

*Source: Sante Fe Pacific*

*Winnemucca Mountain Property* *January 2005*

37

Figure 4 – Property Geology

431000
432000
433000
434000
435000
4541000
4540000
4539000
4538000
4537000
4536000
N
S
E
W
limit of mapping
Qal
Ki
TRs
Tr
Trtbx?
Ridge Zone
Don's Rock
Swordfish Gold Zone
Golden West
Legend
CLAIM BOUNDARY
FAULT
INFERRED FAULT
Qal Quaternary Alluvium
Trtbx Tertiary Andesite & Tuff
Tr Tertiary Diatreme
Ki Cretaceous-Jurassic Granite
Kdg Cretaceous-Jurassic Hornfels
TRs Triassic Siltstone & Conglomerate
1:24,000
0
500
1,000
Meters
EVOLVING GOLD CORP.
PROPERTY GEOLOGY
WINNEMUCCA PROJECT
HUMBOLDT COUNTY, NEVADA
January 2005
Figure 4
Source: Arctic Precious Metals and Santa Fe Pacific Mining data
All locations subject to Survey

*Winnemucca Mountain Property* *January 2005*

38

Figure 5 – Rock Sample Geochemistry

432000
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4541000
4540000
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4538000
4537000
N
S
E
W
WM-03
WM-02
WM-01
Legend
CLAIM BOUNDARY
ANOMALOUS AREAS
2004 Rock Samples (see Table 2)
Arctic Rock Samples (1988)
Au >1000 ppb
Au >401-1000 ppb
Au <400 ppb
1:24,000
0
250
500
1,000
Meters
EVOLVING GOLD CORP.
ROCK GEOCHEMISTRY-GOLD
WINNEMUCCA PROJECT
HUMBOLDT COUNTY, NEVADA
Source: Data in part from Arctic Precious Metals
Harmon Keyser & Santa Fe Pacific

*Winnemucca Mountain Property* *January 2005*

39

Figure 6 – Auger Drill Geochemistry: Gold

431000
432000
433000
434000
435000
4541000
4540000
4539000
4538000
4537000
4536000
N
S
E
W
Legend
CLAIM BOUNDARY
Bedrock Geochemistry
Anomalous Areas (>500 ppb)
1:24,000
0
500
1,000
Meters
EVOLVING GOLD CORP.
AUGER DRILL GEOCHEMISTRY
GOLD
WINNEMUCCA PROJECT
HUMBOLDT COUNTY, NEVADA
January 2005
Figure 6
Source: Santa Fe Pacific Mining data
All locations subject to Survey

*Winnemucca Mountain Property* *January 2005*

40

Figure 7 – Auger Drill Geochemistry: Silver

431000
432000
433000
434000
435000
4541000
4540000
4539000
4538000
4537000
4536000
Legend
CLAIM BOUNDARY
Bedrock Geochemistry
Anomalous Areas (>3 ppm)
1:24,000
EVOLVING GOLD CORP.
AUGER DRILL GEOCHEMISTRY
SILVER
WINNEMUCCA PROJECT
HUMBOLDT COUNTY, NEVADA
January 2005
Figure 7
Source: Santa Fe Pacific Mining data
All locations subject to Survey

*Winnemucca Mountain Property* *January 2005*

41

Figure 8 – Auger Drill Geochemistry: Arsenic

431000
432000
433000
434000
435000
4541000
4540000
4539000
4538000
4537000
4536000
Legend
CLAIM BOUNDARY
Bedrock Geochemistry
Anomalous Areas (>300ppm)
1:24,000
Meters
EVOLVING GOLD CORP.
AUGER DRILL GEOCHEMISTRY
ARSENIC
WINNEMUCCA PROJECT
HUMBOLDT COUNTY, NEVADA
January 2005
Source: Santa Fe Pacific Mining data
All locations subject to Survey

*Winnemucca Mountain Property* *January 2005*

42

Figure 9 – Auger Drill Geochemistry: Mercury

431000
432000
433000
434000
435000
4541000
4540000
4539000
4538000
4537000
4536000
N
W
E
S
Legend
CLAIM BOUNDARY
Bedrock Geochemistry
Anomalous Areas (>1500 ppb)
1:24,000
EVOLVING GOLD CORP.
AUGER DRILL GEOCHEMISTRY
MERCURY
WINNEMUCCA PROJECT
HUMBOLDT COUNTY, NEVADA
January 2005
Figure 9
Source: Santa Fe Pacific Mining data
All locations subject to Survey

*Winnemucca Mountain Property* *January 2005*

43

Figure 10 – Auger Drill Geochemistry: Antimony

431000
432000
433000
434000
435000
4541000
4540000
4539000
4538000
4537000
4536000
N
S
W
E
Legend
CLAIM BOUNDARY
Bedrock Geochemistry
Anomalous Areas (>30ppm)
1:24,000
Meters
EVOLVING GOLD CORP.
AUGER DRILL GEOCHEMISTRY
ANTIMONY
WINNEMUCCA PROJECT
HUMBOLDT COUNTY, NEVADA
January 2005
Figure 10
Source: Santa Fe Pacific Mining data
All locations subject to Survey

*Winnemucca Mountain Property* *January 2005*

44

Figure 11 – Airborne Magnetometer Survey

431000
432000
433000
434000
435000
4541000
4540000
4539000
4538000
4537000
4536000
N
W
E
S
Legend
CLAIM BOUNDARY
AERODAT VERTICAL MAGNETICS
1.2 nT
5.3 nT
11.5 nT
43.0 nT
1:24,000
0
500
1,000
Meters
EVOLVING GOLD CORP.
AIRBORNE MAGNETOMETER SURVEY
VERTICAL MAGNETIC GRADIENT
WINNEMUCCA PROJECT
HUMBOLDT COUNTY, NEVADA
January 2005
Figure 11
Source: Santa Fe Pacific Mining data
All locations subject to Survey

*Winnemucca Mountain Property* *January 2005*

45

Figure 12 – IP Gradient Array Survey, Apparent Resistivity

433000
433250
433500
433750
4539750
4539500
4539250
4539000
4538750
RIDGE ZONE
SWORDFISH ZONE
N
S
E
W
Index Key Map
Legend
CLAIM BOUNDARY
IP >450 ohm metres
IP >400 ohm metres
IP >350 ohm metres
IP >300 ohm metres
IP >250 ohm metres
IP >200 ohm metres
1:5,000
EVOLVING GOLD CORP.
IP GRADIENT ARRAY SURVEY
APPARENT RESISTIVITY
WINNEMUCCA PROJECT
HUMBOLDT COUNTY, NEVADA

*Winnemucca Mountain Property* *January 2005*

46

Figure 13 – Drill Hole Location Map

432000
433000
434000
435000
4542000
4541000
4540000
4539000
4538000
4537000
Index Key for Fig. 14
Swordfish Zone
Legend
CLAIM BOUNDARY
Arctic & Sante Fe drill holes
Cordex Drill Holes
1:24,000
EVOLVING GOLD CORP.
DRILL HOLE LOCATION MAP
WINNEMUCCA PROJECT
DRILL HOLE LOCATION MAP
HUMBOLDT COUNTY, NEVADA
Source: Sante Fe Pacific Mining
All locations subject to Survey

*Winnemucca Mountain Property* *January 2005*

47

Figure 14 – Drill Hole Location Plan, Swordfish Zone

433000
4540000
4539000
N
S
W
E
SWORDFISH ZONE
Don's Rock
Surface trace of Ridge Zone
Cross Section figure 15
Legend
CLAIM BOUNDARY
GRADE THICKNESS VALUES (ft x opt)
Results not available
< 1.0
1.0 - 2.0
> 2.0
Grade Thickness Values are opt Gold (Au) x feet (Sante Fe data)
All locations are subject to survey
Location of drill holes are uncertain & not all shown
1:7,500
EVOLVING GOLD CORP.
DRILL HOLE LOCATION PLAN
SWORDFISH ZONE
WINNEMUCCA PROJECT
HUMBOLDT COUNTY, NEVADA

Winnemucca Mountain Property January 2005

48

Figure 15 – Cross Section, Swordfish Zone

EAST
WEST
LEGEND
WINNEMUCCA FORMATION
VENT-FILLING BRECCIA
QUARTZ VEIN
QUARTZ STOCKWORK ZONE
DWM027
311m
DRILL HOLE depth (metres)
apparent intercept (m), grade (g/t Au)
EVOLVING GOLD CORP.
WINNEMUCCA MOUNTAIN PROJECT
SECTION 93,300N
SWORDFISH ZONE
WINNEMUCCA, NEVADA
Figure 15
January 2005
DWM017
151m
DWM027
311m
DWM015
DWM024
DWM025
DWM028
DWM029, CWM029
DWM030
DWM039
10.7m @ 2.4g/t Au
18.3m @ 0.7g/t Au
21.3m @ 1.1g/t Au
19.8m @ 1.1g/t Au
10.7m @ 0.7 g/t Au
213.4m
183m
183m
6.1m @ 1.7g/t Au
10.7m @ 0.6g/t Au
280m
278m
50.3m @ 1.3g/t Au
including
1.5m @ 9.0g/t Au
305m
1.5m @ 0.6g/t Au
457.5m
Scale
0
200m
Elevation in metres ASL
1700
1600
1500
1400
1300
1200
1100

*Winnemucca Mountain Property* January 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: September ___, 2005

/s/ Warren McIntyre
________________________________________
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director